TECHNICAL REPORT ON THE

CAP Property

NORTHEAST OF PRINCE GEORGE,

BRITISH COLUMBIA, CANADA

Prepared for Eagle Bay Resources Corp.

Report for NI 43-101

Author:

LEX KNOX, MSC, P.GEOL.

Effective Date: December 08, 2022

AWK Geological Consulting Ltd.

2233 4 AVE NW, CALGARY, ALBERTA, T2N 0N8, CANADA,
TEL: +1403283 7597| CELL: +1 403 860 3019 | AKNOX@NUCLEUS.COM

CAP Property, British Columbia, Canada	Eagle Bay Resources Corp.

TABLE OF CONTENTS

1	Summary		1

	1.0	Property Description	1

	1.1	Mineral Tenure	1

	1.2	Geology and Mineralization	1

	1.3	Exploration	2

	1.4	Development and Operations	2

	1.5	Conclusions and Recommendations	3

2	Introduction		5

3	Reliance on Other Experts		6

4	Property Description and Location		7

	4.0	Location	7

	4.1	Mineral Tenure	8

	4.2	Environmental Liabilities	12

	4.3	Required Permits	12

	4.4	Other Significant Factors and Risks	12

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		13

	5.0	Access, Infrastructure and Local Resources	13

	5.1	Topography, Elevation, and Vegetation	13

	5.2	Climate	13

6	History		15

	6.0	Prior Ownership	15

	6.1	Previous Exploration and Development	17

		6.1.0 Teck Exploration	17

		6.1.1 Carbo Claim Group (Commerce/CIM)	22

		6.1.2 Bolero Resources	28

		6.1.3 CAP Claim Area	29

	6.2	Historical Mineral Resources	36

	6.3	Historical Production	36

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Report for NI 43-101	Eagle Bay Resources Corp.

7	Geological Setting and Mineralization		37

	7.0	Regional Geology	37

	7.1	Property Geology	40

	7.2	Mineralized Zones	41

8	Deposit Types		43

9	Exploration		45

10	Drilling		46

11	Sample Preparation, Analyses, and Security		47

	11.0	Laboratory Sample Preparation and Analysis	47

		11.0.0 2006 & 2007Samples - Commerce Resources Corp.	47

		11.0.1 2010&2011Field Samples - Canadian International Minerals Inc.	47

		11.0.2 2010 & 2011Core Samples - Canadian International Minerals Inc.	47

		11.0.3 2010 - Samples - Bolero Resources Corp	49

		11.0.4 2010 & 2011Samples - 877384 &Zimtu and Arctic Star	47

		11.0.5 2017 - Samples - Arctic Star	47

	11.1	Quality Assurance and Quality Control (QA/QC)	50

12	Data Verification		51

13	Mineral Processing and Metallurgical Testing		54

14	Mineral Resource Estimates		55

15	to 22 - Not Applicable (Early-Stage Project)		56

23	Adjacent Properties		57

24	Other Relevant Data and Information		59

25	Interpretation and Conclusions		60

26	Recommendations		62

27	References		66

28	Date and Signature Page		71

29	Certificate of Qualified Person		72

Page iii

CAP Property, British Columbia, Canada	Eagle Bay Resources Corp.

LIST OF FIGURES

Figure 4-1.	Location of the CAP Property	7

Figure 4-2.	CAP Property Tenure Map	11

Figure 5-1.	Property Access Map	14

Figure 6-1.	Teck Historical Exploration	19

Figure 6-2.	Detailed Teck Work Summary, Prince Grid	20

Figure 6-3.	Summary of Commerce and CIM Work 2006-2011	22

Figure 6-4.	Bolero Resources Work Summary	28

Figure 6-5.	Summary of Airborne Surveys (Total Magnetics)	31

Figure 6-6.	Historical Exploration and Sample Location Map with Total Magnetic Field	32

Figure 6-7.	Historical Sample Results - TREE+Y (ppm)with Total Magnetic Field	33

Figure 6-8.	Historical Sample Results - Nb2O5 (%)with Total Magnetic Field Survey	34

Figure 7-1.	British Columbia Tectonic Belts	38

Figure 7-2.	Regional Geology	39

Figure 12-1.	Author During 2022 Site Visit at Drill Platform CA-11-014	52

Figure 12-2.	REE distribution: enrichment in heavy REEs from sample 19-KCR-3	53

Figure 23-1.	Adjacent Properties	58

Figure 26-1.	Recommended Exploration Areas, Carbo Region	64

Figure 26-2.	Recommended Exploration Target Areas, CAP Region	65

Table 4-1.	Mineral Tenure Work Requirements and Cash-In-Lieu Payments in BC	8

LIST OF TABLES

Table 4-2.	Details of the CAP Property Claims	10

Table 6-1.	Summary of Previous Owners	16

Table 6-2.	Summary of Historic Exploration Work on the Property	17

Table 6-3.	2010 DDH REE Intersections	25

Table 6-4.	2011 DDH REE Intersections	27

Table 6-5.	Historic Rock Samples with Significant Analytical Results	30

Table 6-6.	Drillhole Summary for the CAP Property	35

Table 6-7.	Drillhole CAP17-004 Carbonatite Intervals and Highlights	35

Table 7-1.	Stratigraphic Units in the Monkman Pass Area	38

Table 26-1.	Phase I Estimated Budget.	63

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Report for NI 43-101	Eagle Bay Resources Corp.

LIST OF ABBREVIATIONS

Abbreviation	Definition	Abbreviation	Definition
m	micron	kWh	kilowatt-hour
°C	degrees Celsius	L	liter
°F	degree Fahrenheit	L/s	litres per second
mg	microgram	LREE	light rare earth elements
A	ampere	LREO	light rare earth oxides
a	annum	m	metre
bbl	barrels	M2	mega (million)
Btu	British thermal units	m3	square metre
CAD	Canadian dollars	m	cubic metre
cal	calorie	Ma	million years
cfm	cubic feet per minute	MASL	metres above sea level
cm	centimetre	min	minute
cm2	square centimetre	mm	millimetre
cps	counts per second	mph	miles per hour
d	day	MVA	megavolt-amperes
dia.	diameter	MW	megawatt
dmt	dry metric tonne	MWh	megawatt-hour
dwt	dead-weight ton	Nb	niobium
ft	foot	opt, oz/st	ounce per short ton
ft/s	foot per second	t oz	Troy ounce (31.1035g)
ft2	square foot	oz/dmt	ounce per dry metric tonne
ft3	cubic foot	pop.	population
g	gram	ppb	part per billion
G	giga (billion)	ppm	part per million
Gal	Imperial gallon	QA	quality assurance
g/L	gram per litre	QC	quality control
g/t	gram per tonne	REE	rare earth elements
gpm	Imperial gallons per minute	RL	relative elevation
gr/ft3	grain per cubic foot	s	second
gr/m3	grain per cubic metre	st	short ton
hr	hour	stpa	short ton per year
ha	hectare	stpd	short ton per day
hp	horsepower	t	metric tonne
HREE	heavy rare earth elements	Th equiv.	equivalent: gamma counts of Tl208
HREO	heavy rare earth oxides	tpa	metric tonne per year
in	inch	TREE	Total rare earth elements
in2	square inch	TREO	total rare earth element oxides
J	joule	tpa	metric tonne per year
k	kilo (thousand)	tpd	metric tonne per day
kcal	kilocalorie	US$	United States dollar
kg	kilogram	USg	United States gallon
km	kilometre	USgpm	US gallon per minute
km2	kilometre per hour	V	volt
km/h	square kilometre	W	watt
kPa	kilopascal	wmt	wet metric tonne
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

Page v

Report for NI 43-101	Eagle Bay Resources Corp.

1. SUMMARY

Eagle Bay Resources Corp. ("Eagle Bay") has retained Alex Knox, P.Geol. to prepare an updated independent Technical Report on the CAP Property ("the Property"), located in British Columbia, Canada, to comply with regulatory disclosure and reporting requirements outlined in Canadian National Instrument 43-101 ("NI 43-101"), companion policy NI 43-101CP and Form 43-101F. The purpose of this report is to review and summarize the previous exploration on the Property, which has been expanded since a previous Technical Report by the author dated July 23, 2019, and to provide recommendations for future work, if warranted.

1.0 PROPERTY DESCRIPTION

The CAP Property is located approximately 85 km northeast of Prince George, British Columbia (Figure 4-1). The geographic centre of the Property is 54°23'28" N, 121°43'47" W. Access is by helicopter, or by 4x4 truck utilizing a network of maintained and decommissioned logging roads.

1.1 MINERAL TENURE

The Property consists of 34 mainly contiguous mineral claims covering an area of 11,825.83 Ha. The tenures are all in good standing and are 100% owned by Eagle Bay, as described in Section 4.

A small portion of the southeastern end of the Property (part of tenure 662403) overlaps with the Arctic Pacific Lakes Provincial Park. Under sections 11 and 21 of the Mineral Tenure Act, the overlapping areas may only be entered for the purposes of exploration and development or extraction of minerals with authorization from the Lieutenant Governor in Council.

As part of the original purchase agreement between 877384 Alberta Ltd. ("877384") and Zimtu Capital Corp. ("Zimtu") with Arctic Star, the vendors (877384 and Zimtu) will retain a 2% net smelter royalty ("NSR"); the NSR only applies to the five original claims, CAP 1 through CAP 5.

1.2 GEOLOGY AND MINERALIZATION

The Property is located in the Foreland Belt, a tectonic assemblage of imbricated rocks that form the eastern-most ranges of the Canadian Cordillera. The region is dominated by upper Proterozoic and Paleozoic sedimentary and metamorphic rocks displaced by southeast trending fault zones. Devonian to Mississippian aged carbonatite complexes intrude the Ordovician or older rocks in the region; the carbonatite complexes tend to be sub-circular to elliptical bodies with extensive metasomatic alteration halos, foliated and deformed sill-like bodies, or linear zones of small plugs, dikes, and sills, such as the Wicheeda Lake Carbonatite Complex.

Carbonatite and syenite have been observed in outcrop on the Property, and recent drilling has identified thick sequences of carbonatite, alkaline intrusive rocks and fenite. The ages of the carbonatite, fenite and other intrusive units encountered on the Property remain unknown, although they are clearly younger than the sedimentary units in the area.

The carbonatite bodies are often brecciated and locally surrounded by fenitized (altered) wall rocks. Observed minerals include calcite, quartz, feldspar, biotite, fluorite, richterite, olivine (serpentinized), pyrrhotite, pyrite, galena, and fluorite. Pyrochlore is believed to be the primary mineral which contains the niobium present. The REE mineralogy is complex and consists of Ca-REE-fluorocarbonates, Ba-REE-fluorocarbonates, ancylite-(Ce), monazite-(Ce), euxenite- (Y), and allanite-(Ce) (Dalsin, 2013).

Report for NI 43-101	Eagle Bay Resources Corp.

1.3 EXPLORATION

As of the date of this report, Eagle Bay has not conducted work on the CAP Property. All exploration has been done by other operators.

Historic exploration in the region east of Prince George began in the 1960s. The Geological Survey of Canada (GSC) published results of an airborne magnetic survey of the area in 1961. In 1976 and 1977 Kol Lovang prospected the area and staked two claims on minor base metal showings, but no follow-up work was reported. Teck Corporation (Teck)conducted exploration in 1986 and 1987 which overlapped the northern area of the Property.

Exploration on the Property started in earnest in 2006 on the Carbo claims. Field work included, prospecting, magnetometer surveys, rock, and soil grid sampling, airborne magnetometry and diamond drilling. Rare earth mineralization was encountered in carbonatite dykes. The dykes were generally narrow with width of < 10m. Drilling returned values ranging from 4.7% Total Rare Earth Oxide (TREO) over 0.9 m to 1.4% TREO over 37.3 m. (See Section 6 for details).

Exploration by Bolero Resources Corp.(Bolero)began in 2010 on overlapping historical claims (now covered by CAP 1 to CAP 5 and WICHEEDA and WICHEEDA 4).Stream silt and soil grid samples were collected. Bolero drilled 8 holes totaling 1678 metres. None of the holes intersected carbonatite, syenite or related alkaline rocks, nor any REE or niobium mineralization. Additionally, in 2010 and 2011, Bolero contracted Aeroquest Survey Ltd. (Aeroquest") to conduct an AeroTEM III-Radiometric-Mag survey of part of their property, Radiometric results identified 6 anomalous areas (Koffyberg and Gilmour, 2012), one of which occurs within the current CAP Property and is coincident with a magnetic high.

The earliest documented exploration on the southern part of the Property began in 2009 with an airborne gravity and magnetic survey carried out by Geoscience BC and Natural Resources of Canada. In 2010 a modest program of stream sediment and rock sampling was conducted. Elevated levels of niobium and rare earth elements were noted in alkaline rock dykes, but no economic concentrations were encountered. In 2011, Arctic Star Exploration Corp. (Arctic Star) commissioned Aeroquest to conduct a 310 line-kilometer, high-resolution magnetic and radiometric survey on claims CAP 1 to CAP 5.The magnetic data indicated a very strong anomaly in the centre of the property, as well as other magnetic features to the northwest of the central high. Follow-up soil and rock sampling in 2011 included one rock chip sample collected from an outcrop which returned 0.27% Nb2O5 and 832.11 ppm (0.08%) TREE+Y.

In 2017, Arctic Star commissioned Dahrouge to conduct prospecting, rock sampling and drilling on the Property. A total of four NQ size core holes were drilled on the Property, totaling 647.50 m. Drillhole CAP17-004 intersected a 32.44m interval which included a 10.42 m interval with 0.35% Nb2O5 and 0.11% TREE+Y, a 5.93 m interval with 0.19% Nb2O5 and 0.17% TREE+Y, and a 3.13 m interval with 0.26% Nb2O5 and 0.14% TREE+Y (see Section 6 for more detail).

1.4 DEVELOPMENT AND OPERATIONS

There is no development or mining on the Property.

Report for NI 43-101	Eagle Bay Resources Corp.

1.5 CONCLUSIONS AND RECOMMENDATIONS

The CAP Property extends for about 50 km from southeast to northwest and surrounds the Wicheeda Lake Carbonatite Complex. The Property includes the Cap Carbonatite Complex and the Carbo Carbonatite Complex; both of which are known to contain interesting concentrations of REE and niobium. All three carbonatite intrusions occur within an apparent northwest to southeast structural corridor and are hosted by the Ordovician Skoki Formation or Cambrian-Ordovician Kechika Group. At the CAP Complex elevated concentrations of REEs and Nb have been identified both in outcrop and one drill hole. At the Carbo Complex, 18 of 20 holes drilled in 2010 and 2011 intersected carbonatite with REE concentrations.

The Property is considered an early-stage exploration project and has had minimal exploration work except in those areas and has no resource estimate to date. Drill results from the drill hole (CAP17-004) that intersected carbonatite, confirm that it is host to Nb-bearing minerals. Several drillhole intersections displayed elevated results including:

10.42 m interval with 0.35% Nb2O5,
3.13 m interval with 0.26% Nb2O5
and

2.4 m interval with 0.69% TREE+YDrilling at the Carbo Complex discovered mineralized intersections in several holes (see Table 6-3, 6-4):

CA-10-001: 5.3 m interval with 2.51% TREE including

2.1 m interval with 4.07 % TREE

CA-10-002: 3.2 m interval with 2.74% TREE and

1.3 m interval with 2.25% TREE

CA-10-005: 37.4 m interval with 1.43% TREE

CA-10-007: 2.8 m interval with 2.75% TREE

CA-10-008: 3.0 m interval with 3.00% TREE

CA-10-009: 2.4 m interval with 2.82% TREE

CA-11-011: 60.3 m interval with 0.33% TREE

Rock samples collected from outcrops and boulders in the CAP carbonatite area have also displayed elevated analytical results, including, sample 120964 with 0.96% Nb2O5, sample 120963 with 0.74% Nb O5, sample 120961 with 3303 ppm (0.33%) TREE+Y, sample 120957 with 2001 ppm (0.20%) TREE+Y, sample 19-KCR-2 with 3.38% Nb O and sample 19-KCR-3 with 1804 ppm (0.18%) TREE+Y. Based on the elevated Nb O and2 5 REEs from both rock samples and drill hole CAP17-004, the CAP property has significant2 5 exploration potential for both Nb and/or REE mineralization.

Rock samples from the Carbo complex area ranged up to O.26% LREE (425 grid area) and samples from the P trenches PT-5 to PT-7returning up to 0.47% LREE (Bruland, 2012).

To date, pyrochlore is the only mineral identified as REE and Nb-bearing on the southern part of the Property. Dalsin's study of both the Wicheeda Complex and the related sill systems on the Carbo claims identified bastnäsite, parisite, synchysite, monazite, burbankite, ancylite and aeschynite with the fluorocarbonates appearing to be the dominant REE phase (Dalsin, 2013) Additional mineralogical work is needed to determine if there are other REE- and/or Nb- bearing minerals and what their distribution is. Further exploration work is required to evaluate the geometry (extent, width, and dip) of the carbonatite complex as well as evaluate the potential Nb and REE mineralization on the additional ground recently added to the Property.

Report for NI 43-101	Eagle Bay Resources Corp.

During the author's 2019 site visit, sample 19-KCR-2 was collected from a pyrochlore-bearing, boulder of carbonatite that returned 3.38% Nb2O5. This sample was collected from the northeast flank of a small oval (< 1km diameter) magnetic anomaly coincident with the area identified as having a radiometric anomaly by Aeroquest (2011). This discovery confirms the exploration potential along the strike length of the CAP Carbonatite complex to the north-west.

A two-phase exploration program is being recommended, where Phase II will be contingent on a positive outcome of the Phase I exploration; a budget for Phase II can only be provided upon the execution and evaluation of the results from Phase I.

Phase I consists of additional prospecting with a scintillometer, surface mapping, prospecting and rock and soil sampling (20 days). The total estimated budget for Phase I, including field work and reporting is $106,500 (Table 26-1).

Phase II would likely consist of a larger follow up ground exploration program, followed up by drill testing the most promising prospects.

It is the opinion of the author that the most effective exploration work on the Property at this stage will be detailed surface radiometric prospecting along watercourses, where overburden has been removed and abundant boulders have been exposed. A few of these exposed boulders have shown to be significantly mineralized. The source of mineralized boulders may potentially be located by following "trains" of mineralized boulders uphill, along the watercourses to their termination point. Soil sampling on the Property may also be helpful for targeting the bedrock source of the mineralized boulders. Based on previous work, soil sampling is more useful for detailed mapping rather than reconnaissance work. As such, detailed radiometric prospecting should be conducted first to identify target areas, with soil sampling completed in the target areas to help identify the bedrock source.

Report for NI 43-101	Eagle Bay Resources Corp.

2. INTRODUCTION

AWK Geological Consulting Ltd. ("AWK") has been retained by Eagle Bay Resources Corp. ("Eagle Bay") to prepare an independent Technical Report on the CAP Property ("the Property"). This report was commissioned by Eagle Bay to comply with regulatory disclosure and reporting requirements outlined in Canadian National Instrument 43-101 ("NI 43-101"), companion policy NI 43-101CP, and Form 43-101F.

The Property consists of 34 mainly contiguous mineral claims, totalling 11,825.83 ha and is located approximately 85 km northeast of Prince George, British, Canada(Figure 4-1). Eagle Bay holds a 100% interest in the tenures comprising the Property as described in Section 4.

The purpose of this report is review and summarize exploration conducted on the Property and provide recommendations for work.

Information, conclusions, and recommendations contained in this report are based on field observations as well as on published and unpublished data (Section 27: References). Public information used in the preparation of this report includes maps and reports prepared by government geologic surveys, assessment reports by private companies and various academic publications.

The Qualified Person responsible for this report is Alex Knox, P.Geol, of AWK Geological Consulting Ltd. Mr. Knox has 40+ of years' experience in the field of mineral exploration and has worked on numerous carbonatite projects including the Blue River, Eldor, Oka and Elk Creek carbonatites.Mr. Knox's most recent visit to the Property was on May 26th, 2022.

Report for NI 43-101	Eagle Bay Resources Corp.

3. RELIANCE ON OTHER EXPERTS

This report has been prepared by Alex Knox of AWK Geological Consulting Ltd. The information, conclusions, opinions, and estimates contained herein are based on field observation as well as published data (Section27: References).

The author has no reason to believe that the information used in the preparation of this report is false or purposefully misleading and has relied on the accuracy and integrity of the data referenced in Section 27of this report.

Report for NI 43-101	Eagle Bay Resources Corp.

4. PROPERTY DESCRIPTION AND LOCATION

4.0 LOCATION

The CAP Property is centered at 54°23'28" N, 121°43'47" W, approximately 85 km northeast of Prince George in British Columbia, Canada (Figure 4-1). The Property lies within National Topographic System (NTS) map sheets93I and 93 J.

Figure 4-1. Location of the CAP Property.

Report for NI 43-101	Eagle Bay Resources Corp.

4.1 MINERAL TENURE

A mineral tenure grants the right to explore the land within the boundaries of the tenure and allows the collection of up to 1,000 tonnes of bulk sample material; the extraction of more than this amount from a tenure requires acquisition of a mineral lease. A mineral tenure does not grant surface rights, a surface lease or grant is required.

Mineral tenures are held under the British Columbia Mineral Tenure Act and are acquired through the Government's interactive online mineral tenure system, Mineral Titles Online (MTO). A Free Miner Certificate (FMC) is required to acquire and maintain mineral claims; this is available to both individuals and corporations through MTO.

Holders of mineral tenures are entitled to hold the tenures for an unlimited period. To maintain the claims, either a minimum amount per hectare must be spent on exploration and development work on the claim each year; or a cash-in-lieu payment must be submitted. The amount of work required, and cash-in-lieu amounts required per hectare for each anniversary year are summarized in Table 4-1.

Table 4-1. Mineral Tenure Work Requirements and Cash-In-Lieu Payments in BC

Anniversary Year	Work Requirement	Cash-In-Lieu
1 and 2	$5/hectare	$10/hectare
3 and 4	$10/hectare	$20/hectare
5 and 6	$15/hectare	$30/hectare
7 and subsequent	$20/hectare	$40/hectare

The CAP Property consists of 34 mostly contiguous mineral claims covering an area of 11,825.83 Ha. The tenures are all in good standing and are 100% owned by Eagle Bay(Table 4-2; Figure 4-2).

Eagle Bay acquired the claims CAP 1 - 5 and CAP06 from Arctic Star Exploration Corp. in early 2019. Eagle Bay staked the CAP 22, 23, and 24 on January 28, 2022.

Eagle Bay concluded an agreement with Zimtu Capital Corp. on July 29, 2022, to earn 100% of four claims, two peripheral to the CAP Property, and two northwest of Wicheeda Lake. A fifth claim (1092905) was added August 15, 2022.

Eagle Bay has earned 100% of the Carbo1 Carbo2 Carbo3, Carbo West, Carbo Extension and Wichika claims through an agreement with Gambier Gold Corp. dated September 21, 2021. Neither agreement involves a net smelter royalty.

Eagle Bay undertook to purchase 100% of thirteen claims (known as the Prince Property) held by V. Heyman and C. Brookes through an agreement dated October 13, 2021, which includes a cash payment of $20,000 and issuance of 500,000 common shares. No NSR is retained.

Several claims were staked on November 25th, 2022 in order to re-acquire them (WICHEEDA L, L2, L3 and WICHEEDA 5 & 6; and W 1, W2). They were previously claims held under the purchase agreement with Zimtu.

Report for NI 43-101	Eagle Bay Resources Corp.

A small portion of the southwestern end of the Property overlaps with the Arctic Pacific Lakes Provincial Park. The mineral tenures were acquired even though they overlap with the park; the Crown does not grant mineral rights to lands already classified as a Provincial Park. According to sections 11 and 21 of the Mineral Tenure Act, unless authorized by the Lieutenant Governor in Council, no one may enter a park for purposes of exploration and development or extraction of minerals.

As part of the original purchase agreement between 877384 Alberta Ltd. ("877384") and Zimtu Capital Corp. ("Zimtu"), with Arctic Star, the vendors (877384 and Zimtu) will retain a 2% net smelter royalty ("NSR"); the NSR only applies to the five original CAP Property claims: CAP 1, CAP 2, CAP 3, CAP 4 and CAP 5.

Report for NI 43-101	Eagle Bay Resources Corp.

Table 4-2. Details of the CAP Property Claims.

Tenure ID	Claim Name	Anniversary Date	Hectares	Deal/Acquisition
662403	CAP 1	2025-08-31	470.58	Arctic Star
662423	CAP 2	2025-08-31	470.69	Arctic Star
662424	CAP 3	2025-08-31	470.86	Arctic Star
662425	CAP 4	2025-08-31	470.95	Arctic Star
662443	CAP 5	2025-08-31	470.77	Arctic Star
1048033	CAP06	2025-08-31	470.49	Arctic Star
515430	CARBO1	2023-07-15	469.20	Gambier Gold
515432	CARBO2	2023-07-15	469.40	Gambier Gold
515433	CARBO3	2023-07-15	187.83	Gambier Gold
536347	CARBO WEST	2023-07-15	338.01	Gambier Gold
660563	CARBO EXTENSION	2026-05-01	375.76	Gambier Gold
834722	WICHCIKA	2023-07-15	112.68	Gambier Gold
1070396	TRUMP 3	2023-08-16	187.93	Heyman/Brooks
1072521	Witch 1	2023-08-16	56.38	Heyman/Brooks
1072522	Witch 2	2023-08-16	18.80	Heyman/Brooks
1073717		2023-01-06	74.98	Heyman/Brooks
1079444	BEAUREGARD REE	2023-11-06	450.95	Heyman/Brooks
1070377	Trump2	2023-08-31	37.59	Heyman/Brooks
1070378	Trump1	2023-08-31	93.96	Heyman/Brooks
1072301	RARE EARTHS	2023-05-31	112.76	Heyman/Brooks
1074180	CORONA	2023-01-25	187.87	Heyman/Brooks
1069826	RED ROULETTE	2023-07-23	18.75	Heyman/Brooks
1069828	GREEN ROULETTE	2023-07-23	37.50	Heyman/Brooks
1074313	WICHEEDA 4	2023-02-01	300.11	Zimtu
1092905	WICHEEDA	2023-02-02	75.17	Zimtu
1092911	WICHEEEDA	2023-02-02	319.36	Zimtu
1092074	CAP 22	2023-01-28	1,880.63	Staking
1092112	CAP 23	2023-01-28	1,484.74	Staking
1092113	CAP 24	2023-01-28	1,128.65	Staking
1099459	WICHEEDA L	2023-11-25	37.58	Staking
1099461	WICHEEDA L2	2023-11-25	18.79	Staking
1099463	WICHEEDA L3	2023-11-25	37.58	Staking
1099458	WICHEEDA 6	2023-11-25	225.52	Staking
1099460	WICHEEDA 5	2023-11-25	112.72	Staking
1099462	W 1	2023-11-25	93.94	Staking
1099464	W2	2023-11-25	56.37	Staking
			Total: 11,825.83

Report for NI 43-101	Eagle Bay Resources Corp.

Eagle Bay Resources Corp.
NORTH-CENTRAL BC
Mineral Tenure Map
NM
2022-07
Legend
Wicheeda Carbonatite
Eagle Bay Claims
Other Mineral Claims
Forestry road
0
5
10
Kilometers
Coordinates in UTM, NAD83, zone 10
1073717
RED ROULETTE
1069826
GREEN ROULETTE
1069828
WICHEEDA 4
1074313
CARBO1
515430
CARBO2
515432
WICHCIKA
834722
CARBO3
515433
WICHEEDA 5
1099460
CARBO WEST
536347
WICHEEDA
1092911
Trump1
1070378
RARE EARTHS
1072361
TRUMP 3
1070396
CARBO EXTENSION
860563
CORONA
1074180
BEAUREGARD REE
1079848
W2
1099464
WICHEEDA L2
1099461
WICHEEDA L3
1099463
W 1
1099462
WICHEEDA L
1099459
WICHEEDA
1092905
WICHEEDA 6
1099458
Witch 1
1072521
Witch 2
1072522
Trump2
1070377
CAP 23
1092112
CAP 22
1092074
CAP 24
1092113
CAP 1
662403
CAP 2
662423
CAP 5
662443
CAP 3
662424
CAP 4
662425

Figure 4-2. CAP Property Tenure Map

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4.2 ENVIRONMENTAL LIABILITIES

The author is not aware of any environmental liabilities associated with the Property.

4.3 REQUIRED PERMITS

In British Columbia, any exploration activity on a mineral claim that disturbs the ground surface, such as trenching, excavating, blasting, camp construction/demolition, drilling, etc, requires a Notice of Work (NoW) Permit. Permit applications are made online through FrontCounterBC (http://www.frontcounterbc.gov.bc.ca/). NoW Permits specify terms and conditions under which exploration work can proceed.

Additionally, landowners must be given notice before entering private land for any mining or exploration activity. This notice must describe where the work will be conducted, what type of work will be conducted ,when the work will take place, and how many people will be on site.

Phase I of the recommended work in Section 26shouldnot require a NoW Permit. Phase II of the recommended work, if carried out, will require a NoW Permit. As of the effective date of this report, Eagle Bay has not applied for a NoW Permit.

4.4 OTHER SIGNIFICANT FACTORS AND RISKS

The Property overlaps the Lheidli T'enneh and McLeod Lake First Nation territories, as well as the West Moberly and Doig River First Nations territories. It will be important for Eagle Bay to establish good relations with these First Nations as the project develops.

The Property lies within the Hart Range Mountain Caribou habitat area. This means that there are some conditions that must be met with respect to exploration work, including, when activities must not be carried out in the area, where new trails and roads may be built, the amount of timber that may be harvested and the distance aircraft must maintain from line-of- site of caribou at all times.

The author is not aware of any additional significant factors or risks that may affect access, title, or the ability to perform work on the CAP Property.

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5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.0 ACCESS INFRASTRUCTURE AND LOCAL RESOURCES

The nearest major population centre, is Prince George, British Columbia, approximately 85 km southwest of the Property (Figure 5-1). Access to the Property is by helicopter, or by 4x4 truck utilizing a network of maintained and decommissioned logging roads. Prince George has a population of 76,708 (2021 Census) and offers a range of supplies and services for mineral exploration and mining, including accommodation, food, and fuel.

5.1 TOPOGRAPHY ELEVATION AND VEGETATION

The physiography of the region consists, of small mountains, rolling hills and swampy valleys. Mountains slopes range from moderate to very steep; ridges are typically forested by stands of mature hemlock, spruce and white pine in unlogged areas, and immature pine and alder in logged areas; and lower elevations are covered in thick undergrowth of buck brush, alder, and devil's club. Elevation on the Property ranges from 950 m in the valleys to 1,800 m on the ridges. Outcrop exposures are scarce as most of the region is covered in glacial deposits.

5.2 CLIMATE

Climate in the area is typical of central British Columbia; summer is warm and dry, spring and fall are mild and wet, and winters are cold and relatively dry. The temperature in the summer averages around 20°C and can be as high as 35°C. Temperatures in the winter average around -10°Cand are rarely below -20°C. Average precipitation is 615 mm per year, with the most precipitation occurring in June. At high elevations in the regions, partial snow cover can last until mid-June (source: Environment and Natural Resources Canada). https://climate.weather.gc.ca/historical_data/search_historic_data_e.html

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520000
540000
560000
580000
600000
6040000
6020000
6000000
5980000
5960000
5940000
CAP Property
Otter Lake
Bear Lake
Upper Fraser
Willow River
Giscome
Bearpaw Heli-Skiing Lodge
Ferndale
Prince George
Red Rock
Legend
Population Area
City
Village/Hamlet
Bearpaw Heli-Skiing
Forestry Roads
Primary FSR
Secondary FSR
Public Roads
Gravel
Paved
Water Bodies
River
Lake
Mineral Tenures
CAP Property
Kilometres
0
10
20
30
1:500,000
Coordinate System: UTM NAD83, Zone 10N
Eagle Bay Resources Corp.
AWK Geological Consulting Ltd.
Calgary, Alberta
Central British Columbia
Access Map
2022.12

Figure 5-1. Property Access Map

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6. HISTORY

This information in this section of this repost is predominantly derived from the British Columbia Geological Survey MINFILE reports and from British Columbia's Assessment Report Indexing Service (ARIS).The CAP Property has been expanded by Eagle Bay from that described in the 2019 Technical Report through staking and purchase agreements to include the Carbo Property (previously explored by Teck, Commerce Resources and Canadian International Minerals)and claims surrounding the Wicheeda deposit near Wicheeda Lake, as well as some separate claims to the northwest. Some historical work occurred on other adjacent claim blocks and properties as boundaries have changed over time.

6.0 PRIOR OWNERSHIP

In 1976 and 1977, Kol Lovang prospected in the area of Wicheeda Lake and staked two claims for base metals (Betmanis, 1987). In 1986, the Prince and George claim groups were staked and then optioned by Teck Corporation (Teck). These claim groups extended from Wicheeda Lake southeast to about the current centre of the CAP Property including what became the Carbo carbonatite mineralized zone.

The Teck claims were later allowed to lapse, and the area was re-staked in March 2001 by Chris Graf. Ownership of the claims was transferred to Spectrum Mining Corp. ("Spectrum") in September 2008 (Raffle and Nicholls, 2020).

The Carbo Property claims (Carbo 1, Carbo 2, Carbo 3, and Carbo West) were staked in 2005, 2006 for Commerce Resources Corp. The Carbo Extension, and Wichcika were added in 2009 and 2010. This property was optioned by Canadian International Minerals Inc. (CIM), later Canadian Energy Materials Corp. (CEM), and now Gambier Gold Corp. (see Section 4) in 2009.

In 2009, Jody Dahrouge staked five claims (CAP 1, CAP 2, CAP 3, CAP 4 and CAP 5) southeast of the Wicheeda South Property, on behalf of, and held in trust for 877384 Alberta Ltd. ("877384") and Zimtu Capital Corp. ("Zimtu").

Between 2009 and 2010, Spectrum acquired two groups of claims near Wicheeda Lake. The southern group was referred to as the Wicheeda South Property; claims Witch 1-2, Trump 1-3, RARE EARTHS, CAP 22 and CAP 23.

In 2010, Arctic Star Exploration Corp. ("Arctic Star") (known as Arctic Star Diamond Corp. until July 2011), entered into an option agreement to acquire 100% interest in the CAP Property (claims CAP 1 to CAP 5), which it subsequently did. In the same year, Bolero Resources Corp. ("Bolero") acquired a significant number of claims in the region, surrounding the CAP Property, and called them the Carbonatite Syndicate Property. Several of Bolero's historic claims overlapped the current CAP claims.

In 2013, Damon Capital Corp. ("Damon") signed an option agreement with Arctic Star to acquire 75% joint venture interest in the CAP Property; however, Damon failed to meet the terms of the agreement.

In 2016, CAP06, was staked by Jody Dahrouge on behalf of Arctic Star and added to the CAP Property to cover the only significant results of the 2010-2011 work by Bolero.

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Additional claims staked between 2010 and 2015, by various individuals, also overlapped with the current CAP Property.

In July 2017, Jody Dahrouge staked an additional 16 claims (CAP 6 to CAP 21) extending northwest of the original CAP Property (CAP 1 to CAP 5)on behalf of Arctic Star.

Various claims staked by individuals between 2018 and 2022 including D. Heyman, C. Brookes, and R. Glazier are now part of the CAP Property, subject to acquisition agreements described in Section 4.

Table 6-1. Summary of Previous Owners

Year	Owner	CAP Claim
1986	Teck Corporation	overlapping historic claims
2005-2021	Commerce Resources Corp., Canadian International Minerals Inc., Canadian Energy Metals Corp., Gambier Gold Corp.	Carbo, Wichcika claims
2009-2015	Spectrum Mining Corp.	overlapping historic claims
2009-2010	Jody Dahrouge	CAP 1 to CAP 5
2010-2019	Arctic Star Exploration Corp.	CAP 1 to CAP 5
2010-2011	Andrew Larry Ralph Sostad	overlapping historic claims
2010-2011	Ken Charles Smith	overlapping historic claims
2010-2016	Bolero Resources Corp.	overlapping historic claims
2011-2012	Jevin Werbes	overlapping historic claims
2013-2014	David Agustin Heyman	overlapping historic claims
2014-2015	Clifford Lorne Brown	overlapping historic claims
2016-2019	Arctic Star Exploration Corp.	CAP 6 to CAP 21
2018-2021	C. G. Brookes/V. L. Heyman	Trump1, Trump 2
2019-2021	C. G. Brookes/V. L. Heyman	Wicheeda Airmag
2019-2021	C. G. Brookes/V. L. Heyman	Red Roulette, Green Roulette
2019-2021	Valerie Lynn Heyman	Witch 1, Witch 2
2019-2021	C. G. Brookes/V. L. Heyman	Rare Earths
2019-2021	Reagan Glazier	Wicheeda , Wicheeda 3
2020-2021	Valerie Lynn Heyman	1073717
2020-2021	C. G. Brookes/V. L. Heyman	Corona
2020-2021	Reagan Glazier	Wicheeda 4
2020-2021	Valerie Lynn Heyman	Beauregard REE, Drox2021
2022	Reagan Glazier / Zimtu	Wicheeda, Wicheeeda

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 6.1 PREVIOUS EXPLORATION AND DEVELOPMENT

Table 6-2. Summary of Historic Exploration Work on the Property

Year	Company	Work Conducted
1961	Geological Survey of Canada	• aeromagnetic survey
1976-1977	Kol Lovang	• prospecting, sampling
1986-1987	Teck Corporation	• soil sampling, magnetometry, rock sampling
• trenching (7 on Prince Grid-3 on Carbo2)
2006-2007	Commerce Resources Corp.	• prospecting, rock sampling, soil sampling,
and magnetometry, focus on Carbo2, Carbo3
2009	Spectrum Mining Corp.	• stream bed and rock sampling at the Fluorite
Grid on the Wicheeda South Property
2009-2011		• prospecting, mapping soil and rock sampling
2010	Canadian International Minerals Inc.	• airborne AeroTEM electromagnetic, magnetic
and radiometric survey
2010, 2011		• diamond drilling (20 holes, 2117 samples)
2010	Zimtu Capital Corp. & 877384 Alberta Ltd.	• soil, rock, and stream sampling (CAP 1-5)
• airborne radiometric and magnetic survey
2010-2011	Bolero Resources Corp.	• soil and stream silt sampling, rock sampling
• diamond drilling (8 holes, 1678 metres)
2011	Arctic Star Exploration Corp.	• airborne radiometric and magnetic survey
• prospecting and rock sampling (28 samples)
2017	Arctic Star Exploration Corp.	• diamond drilling (4 holes; 163 core samples):
CAP 1, CAP 2, CAP 6

Historic exploration in the region east of Prince George began in the 1960s. The Geological Survey of Canada (GSC) published results of an airborne magnetic survey of the area in 1961. A significant magnetic anomaly was identified on what are currently the Carbo claims of the CAP Property (GSC, Geophysics Paper 1546, 1964).

In 1976 and 1977 Kol Lovang prospected the area and staked two claims on minor base metal showings, but no follow-up was reported, and the claims were permitted to lapse. Later assay of Lovang's samples by Teck indicated anomalous niobium values (Betmanis, 1987).

6.1.0 Teck Exploration

The Prince and George claims, covering Lovang's showings, were staked and optioned by Teck in 1986. Soil and rock geochemical sampling, geological mapping, trenching and ground magnetic surveying identified a pronounced cerium anomaly and a REE-bearing carbonatite intrusion within the George grid, which is now the Wicheeda REE deposit (Mäder and Greenwood and, 1988).

Teck established five exploration grids during 1986: George Grid, Prince Grid, Lake Grid, "D" Grid and "F" Grid. The George Grid, Prince Grid, "D" Grid and "F" Grid are entirely or partially within the CAP Property, the Lake Grid is within Defense Metals' adjacent Wicheeda property (Figure 6-1).

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In 1987, Mäder and Greenwood conducted an academic field survey which focused on the carbonatites and related rocks. They provided a detailed description and map of the carbonatites in the area which has helped direct subsequent exploration (Mäder and Greenwood and, 1988).

The Teck claims were later allowed to lapse, and the area was re-staked in 2001 by Chris Graf; ownership of these claims was transferred to Spectrum in September 2018 and to Defense Metals Corp. under a 2018 option agreement (McCarthy et al, 2022).

Historic exploration data from Teck Exploration Limited has been compiled and georeferenced in a GIS database by Dahrouge and is summarized below.

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Figure 6-1. Teck Historical Exploration

George Grid

A small portion of the northeast part of the historic George Grid lies within claim Carbo; work included soil sampling, a magnetometer survey and geological mapping. Minimal outcrop is reported from the grid area. Within claim Carbo1, soil samples were collected from lines spaced 100-m apart, at 50-m intervals. They are slightly anomalous in niobium, with peak values of 319 ppm within claim Carbo1 and 883 ppm on the adjacent property; these results suggest the presence of a buried alkaline intrusion(s). Cerium and barium are locally enriched and appear to partly correlate with niobium. Both these elements may be used to help locate the intrusive bodies. A peak value of 2,061 ppm Ce is reported within the claim Carbo1, and 25,905 ppm Ce on the adjacent property. Samples with enrichment in cerium, additionally show considerable enrichment in the other light REE's, La, Pr, Nd, and Sm.

Geological mapping outlined a narrow dioritic to granodioritic dyke in claim Carbo1, and one rock sample was analyzed showing a low concentration of 0.04% Nb. Sampling of the adjacent property on the George Grid revealed elevated REE concentrations in soil and rock samples (Figure 8.6). Soil sample "L72+00W - 0+50S" overlying the syenite outcrop and trench GT-1 returned a value of 4.11% REE. The 1987 sampling of trench GT-2 on the George Grid revealed a composite value of 1.11% REE over a width of 42 meters (samples 10871-10878); and a high value of 1.36% REE over a width of five meters (sample 10873). For the 1987 sampling of the trenches on the George Grid (Lovang and Meyer, 1988), it should be noted that several elements reported were over their detection limits including La, Nd, and Ce. Also, only La, Ce, Nd, Sm, Eu, Tb, Dy and Lu values were reported.

Magnetometer surveys indicate higher than background magnetic readings in the area of the soil anomaly, which may be due to narrow and weakly magnetic dykes (Betmanis, 1987).

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Figure 6-2. Detailed Teck Work Summary, Prince Grid

Prince Grid

A majority of the 1986 exploration was conducted at the Prince Grid, which is mostly covered byPrincethe currentG id CAP Property. This exploration included soil sampling, trenching, rock sampling and a magnetometer survey (Betmanis, 1987). The work was within the current Carbo2, Carbo3, WICHCIKA CORONA and WICHEEDA claims.

Within the Prince Grid, soil samples were collected from lines spaced 100-m apart, at 50-m intervals. Samples anomalous in niobium were collected, with peak values of 4,597 ppm within the Wichcika claim; these values correlate to mapped carbonatite in bedrock (Figure 6-1 and Figure 6-2). Cerium and barium are locally enriched and appear to partly correlate with niobium; both constituents may be used to help locate the intrusive bodies. A peak value of 2,017 ppm Ce is reported within claim Carbo2. Samples elevated in cerium, additionally show considerable enrichment in the other light REE's La, Pr, Nd, and Sm.

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Geological mapping of the Prince Grid outlined a carbonatite dyke at least 2 km long, with a northwest strike (Figure 6-1). Twenty regional rock samples were collected from the Prince Grid and returned up to 0.39% Nb in a float (boulder) sample.

Seven trenches were blasted and cleared on the Prince Grid for a total 79.5 m (Betmanis, 1987).The greatest concentrations of niobium and REE in rock samples at the Prince Grid were collected from trenches PT5, PT6 and PT7 within claim Carbo2, with values up to approximately 0.95 % Nb2O5 (trench PT6) and 0.43% REE (trench PT5) (Figure 6-2).

A magnetic high of at least 100 gammas above background coincides with the carbonatite on the Prince Grid. A distinct change in the background magnetic readings is apparent in the area of the mapped carbonatite outcrop. Northeast of the outcrop, values are between 400 and 450 gammas, whereas gamma values are above 450 gammas to the southwest of the outcrop. This is likely due to differing lithologies on either side of the carbonatite outcrop, with calcareous argillite mapped to the southwest and limestone to the northeast.

"D" Grid

A majority of the "D" Grid lies within the Carbo West Claim, on the west flank of Bear Ridge. Within the "D" Grid, soil samples were collected from lines spaced 100-m apart, at 50-m intervals. They are weakly anomalous in niobium, with a peak value of 136 ppm within claim Carbo West. Cerium and barium showed weakly elevated values above background. No rock sampling or other geological/geophysical work was conducted on "D" Grid.

"F" Grid
A majority of the "F" Grid lies within the Corona Claim, on the west flank of Bear Ridge. Within the "F" Grid, soil samples were collected from lines spaced 150-m apart, at 50-m intervals. All of the results returned background values for niobium, cerium, barium, and strontium. No rock sampling or other geological/geophysical work was conducted on "D" Grid.

Fluorite Grid
The Fluorite Grid is located on the present RARE EARTHS, TRUMP1, TRUMP3 and CAP23 claims (Figure 6-1).The Spectrum assessment report (31477/ Lane, 2010) for the Wicheeda South Property summarizes the work completed by Teck Exploration in 1987 where they conducted soil sampling and a grid-based scintillometer survey. They identified a small > 100 CPS anomaly that was thought to be an over-burden covered carbonatite. This is supported by anomalous niobium, lanthanum, molybdenum, and arsenic in soils. During this time, the prospect area was not mapped.

Follow-up by Spectrum Mining Corp. in 2009 was conducted, with bedrock sampling and silt sampling in the creeks that overly the historical anomalous soil samples of Teck. The highlight of the work revealed the discovery of an outcrop containing narrow calcite-fluorite veinlets and quartz-carbonate veinlets cutting the limestone host rock. Analysis of a grab sample from the outcrop (WI09-KM02) assayed 7064 ppm Ce, 4461 ppm La and 1387 ppm Nd.

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Figure 6-3. Summary of Commerce and CIM Work 2006-2011

6.1.1 Carbo Claim Group (Commerce/CIM)

The Carbo claim group was staked on behalf of Commerce Resources Corp. (Commerce) in 2005 and 2006.Workfor Commerce on the Carbo group began in the summer of 2006 and 2007. Exploration included a soil geochemical survey (345 samples), magnetometer survey ground scintillometer survey, rock sampling (56 samples) and prospecting. Work was focused on the Carbo2 and Carbo3 claims. Analysis of the soil samples revealed a weak correlation between cerium and niobium. High values exceeded 400 ppm Ce. Analysis of the rock samples showed average niobium concentrations at 537 ppm a maximum value of 1525.6 ppm. REE values ranged from 72.9 to 4672.47 ppm with an average of 1330.84 ppm.

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In 2009, under a joint venture with Commerce, Canadian International Minerals Inc. (CIM) contracted Mackevoy Geosciences (Mackevoy) to conduct reconnaissance exploration on their claim block. Seventeen rock, 45 silt, and 56 soil samples were collected between July 12 and 15, 2009. A total of 22 person-days were spent on the Carbo property during that visit. Promising values were returned from all sample types, with a new thin carbonatite dyke in outcrop being discovered on the SW flank of Wicheeda Ridge and confirmation of the REE ± Nb mineralization of the historical carbonatite on the ridgetop (Turner, 2010).

In 2010 Mackevoy continued exploration on the Carbo claims. Field work was focused on prospecting, soil sampling, examining airborne and ground based radiometric anomalies and investigating areas for a fall diamond drilling program. Four soil sample grids ('406', '425', '708', and '729' grids) were designed for their spatial proximity to known prospective ground, neighbouring claims' prospective ground, and airborne radiometric and magnetic survey highs (Figure 6-3).

Analytical results from soil samples from the northeastern grid (425 grid) returned up to 7,620 ppm cerium (Ce), 2,670 ppm lanthanum (La), and 9,564 ppm total rare earth elements (TREE) + yttrium (Y). Although outcrop proved scarce, prospecting found several interesting gossanous showings. A total of 21 rock samples, two soils, and 10 silts were collected during the prospecting. Rock samples from the southeastern part Wicheeda Ridge (the historic Prince Grid area) returned up to 4,875 ppm TREE+Y. Three potential drill targets were identified. Soil sampling was deemed successful at locating areas mineralized with REEs (Turner et al, 2011).

In July 2010, Aeroquest SurveyLtd. (Aeroquest) conducted a helicopter-borne AeroTEM electromagnetic, magnetic, and radiometric survey over the Carbo claims. The total survey coverage was a block of 566.1 line-km, of which 531.8 line-km fell within the defined project area. The survey was flown at 50 metre line spacing and in 45°/135° flight direction using a Eurocopter SA315B "Lama" helicopter. The survey identified several thorium (Th) radiometric anomalies along the ridge and a continuous magnetic anomaly that extend for approximately 3.7 km along Wicheeda Ridge in the Copley Range (Aeroquest, 2010, Bruland, 2011).

Between October and December 2010, CIM carried out helicopter supported diamond-drilling program with the assistance of Mackevoy geologists. The drill sites were selected based on the REE geochemical soil anomalies and the Th airborne and magnetic anomalies. Nine holes were completed from four drill setups for a total of 1,938.9 m drilled before winter conditions ended the program (Figure 6-3). Drilling intersected bedded non-calcareous and calcareous argillite and siltstone intruded by carbonatite dykes and veins and feldspar-sodalite and felsic intrusion dykes. Contact breccias related to the carbonatite dykes were observed. Significant REE intersections are presented in

In 2011, as part of her data gathering to support her master's thesis at the University of BC, Mallory Dalsin mapped the area between the George and Prince Grids in order to expand the geological understanding of the region (Dalsin, 2013). The work uncovered a previously unknown, 1.5km-long trend of carbonatite and associated rocks that have not been extensively sampled for their REE and niobium content (Figure 6-3).

The drilling intersected REE mineralization in carbonatite dykes and a network of carbonatite/calcite veins that intruded the Upper Cambrian to Lower Ordovician Kechika Group bedded sediments. The bedded argillites and siltstones had a general NW-SE strike with a near-vertical dip while the carbonatite dykes appear to have NW-SE strike, cross-cutting the sedimentary stratigraphy. Breccias with carbonatite matrices are locally found along the contacts of the carbonatite dykes. The dykes were generally narrow with widths of < 10m. Drill core sampling returned values ranging from 4.7% Total Rare Earth Oxide (TREO) over 0.9 m to 1.4% TREO over 37.3 m in carbonatite dykes. REE minerals identified were parasite (of variable composition), bastnaesite, burbankite, monazite, and aeschynite with parasite the most common. Sulphide mineralization (pyrite, pyrrhotite, sphalerite, galena, arsenopyrite, chalcopyrite) encountered appeared unrelated to the REE mineralization as was the Nb (in Nb- rutile). The reliable pathfinder elements appeared to be the light rare earth elements (Bruland, 2011).

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From August to September 2011, CIM conducted a second helicopter-supported diamond drilling program of NQ-2 size core (50.6 mm) core, completing 3,090 m in 11 holes. Core logging identified rock type, alteration, mineralization, and structure. Scintillometer readings were taken systematically for identification of sections that might contain Th which could be associated with LREE mineralization. Core was geotechnically logged for rock quality designation and fracture data. A total of 647 samples were collected from the drill core, 117 from Target 2 (743 m drilled in 3 holes), 432 from Target 3 (801 m drilled in 2 holes) and 98 from Target 4 (1,546 m drilled in 6 holes). All the main LREE mineralization intersections from drilling are listed in Table 6-4 as % TREO+Y which is the industry standard for reporting REE mineralization grades (Bruland, 2012).

In 2011, as part of her data gathering to support her master's thesis at the University of BC, Mallory Dalsin mapped the area between the George and Prince Grids in order to expand the geological understanding of the region (Dalsin, 2013). The work uncovered a previously unknown, 1.5km-long trend of carbonatite and associated rocks that have not been extensively sampled for their REE and niobium content (Figure 6-3).

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Table 6-3. 2010 DDH REE Intersections

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Hole #	From(m)	To (m)	Interval (m)	Geology	% TREO
CA-10-001	37.8	43.1	5.3	Carbonatite w/ minor sediments	2.51
Including	39.6	41.8	2.1	Carbonatite w/ minor sediments	4.07
	44.5	46.3	1.8	Carbonatite w/ minor sediments	1.24
CA-10-002	16	19.2	3.2	Carbonatite w/ minor sediments	2.73
	54.7	56	1.3	Carbonatite w/ minor sediments	2.25
	60.6	61.7	1.2	Carbonatite w/ minor sediments	3.7
	123.7	124.9	1.2	Carbonatite w/ feldspar-sodalite	1.33
CA-10-003	79.6	83.2	3.7	Carbonatite-feldspar-sodalite breccia	1.44
	104.2	106.5	2.3	Carbonatite w/ minor sediments	1.20
	175.6	176.9	1.4	Carbonatite	1.53
CA-10-004	138.2	153.4	15.2	Carbonatite w/ minor sediments	0.6
Including	147.8	149.1	1.3	Carbonatite w/ minor sediments	3.35
	182.9	190.2	7.3	Feldspar-sodalite w/minor sediments	0.96
	184.5	188	3.5	Feldspar-sodalite	1.23
CA-10-005	67.9	70.7	2.8	Carbonatite & feldspar-sodalite	1.26
	100.4	102.7	2.2	Carbonatite-feldspar-sodalite w/sediments	1.18
	146.5	148.9	2.4	Feldspar-sodalite w/sediments	1.54
CA-10-006	129.5	166.7	37.3	Carbonatite w/feldspar-sodalite & sediments	1.43
Including	137	164.7	27.7	Carbonatite	1.72
	171	172.5	1.5	Carbonatite & feldspar-sodalite	2.64
	200.3	206.9	6.6	Carbonatite-feldspar-sodalite w/sediments	1.77
Including	201.9	206.3	4.3	Carbonatite & feldspar-sodalite	1.97
	214.1	215.6	1.4	Carbonatite & feldspar-sodalite	1.76
	240.7	242.4	1.6	Carbonatite	2.24
	250.5	262.1	11.6	Carbonatite	1.33
Including	253.3	259.3	6	Carbonatite	2.07
CA-10-007	64	66.8	2.8	Sediments w/carbonatite	2.75
CA-10-008	89.3	92.3	3	Carbonatite	3.00
	97	99.7	2.7	Sediments w/carbonatite	1.03
	116.4	117.5	1	Carbonatite w/ minor sediments	3.71
	161.8	164.1	2.4	Carbonatite-feldspar-sodalite w/sediments	1.4
	178.4	179.5	1.1	Carbonatite w/ minor sediments	1.39
	242.3	243.6	1.3	Carbonatite & feldspar-sodalite	1.48
CA-10-009	246.2	248.6	2.4	Carbonatite	2.82
	297	313.9	16.9	Feldspar-sodalite-carbonatite w/sediments	0.62
Including	297.6	298.6	0.9	Carbonatite	4.68

Source: CIM, 2011
Note: Intervals may not be true thickness. TREO is defined as the sum of lanthanum through lutetium plus yttrium (expressed as oxides).

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Table 6-4. 2011 DDH REE Intersections

Hole #	Target	From (m)	To (m)	Interval (m)	Geology	% TREO
CA-11-010	2	128.4	131.3	2.9	Seds w/ 20% carbonatite	0.34
		170.6	175.7	5.2	Carbonatite; w/seds+ fsp-sodalite	0.28
Including		172.8	174.6	1.8	Carbonatite	0.41
		177.7	179.5	1.8	Carbonatite w/ 10% seds + fsp-sodalite	0.29
CA-11-011	2	126	186.3	60.3	Carbonatite	0.33
Including		146.7	151	4.4	Carbonatite	0.49
Including		163.4	166.4	3	Carbonatite	0.94
CA-11-013	3	53.7	58.9	5.2	Shear, Carbonatite & Seds	0.23
		63.4	86	22.6	Carbonatite w/ minor fsp-sodalite	0.21
Including		70	74.8	4.9	Carbonatite	0.36
		130.2	133.7	3.5	Carbonatite	0.29
CA-11-014	3	93.7	99	5.3	Carbonatite	0.16
		116.2	143.9	27.7	Carbonatite w/lower contact syenite	0.25
Including		116.2	129.9	13.7	Carbonatite	0.3
		147.2	172.6	25.3	Carbonatite	0.26
Including		149.1	153	3.9	Carbonatite	0.32
		236	238.7	2.7	Carbonatite	0.30
CA-11-015	4	28.2	32.8	4.5	Syenite w/ minor seds	0.22
		62.2	72.3	10.1	Syenite w/ minor carbonatite	0.14
CA-11-017	4	230	231	1	Seds w/ carbonate veins	0.52
CA-11-018	4	60	63.7	3.7	Syenite	0.18
		192.2	195.5	3.3	Seds w/ minor carbonatite	0.14

Source: CIM, 2012
Note: Intervals may not be true thickness. TREO is defined as the sum of lanthanum through lutetium plus yttrium (expressed as oxides).

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Figure 6-4. Bolero Resources Work Summary

6.1.2 Bolero Resources

In 2010, Bolero commissioned Mackevoy Geosciences Ltd. to conduct exploration work on the Carbonatite Syndicate Property (Turner, 2011). A total of 24 stream silts were collected along the CAP claims and the WICHEEDA 4 claim (Figure 6-4); the silt samples on the CAP claims did not show any notable anomalies. The silt samples on the WICHEEDA 4 claim were all considered anomalous (>150 ppm Ce).

Soil sample grids were established north of the CIM claims, and over the present WICHEEDA 4 and WICHEEDA (1092911) claims. A total of 160 samples were collected on the present claims. The soil samples located on the WICHEEDA 4 claim, northeast of the CIM work and the Wicheeda Carbonatite Deposit are highly anomalous in cerium with 64 samples returning greater than 300ppm Ce and 117 samples returning greater than 150ppm Ce.

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The company drilled 8 holes totaling 1678 metres. None of the holes intersected carbonatite, syenite or related alkaline rocks, nor any REE or niobium mineralization. The conclusion is that the soil anomaly and mineralized boulders are transported by glaciers from the Wicheeda REE Carbonatite Deposit, located approximately 2-kilometres away.

Additionally,in 2010Bolero contracted Aeroquest Survey Ltd. (Aeroquest") to conduct an AeroTEM III-Radiometric-Mag survey of two predefined blocks on the Carbonatite Syndicate Property(Turner, 2011) (Figure 6-5).

In 2011, Bolero contacted Aeroquest to carry out a helicopter-borne magnetic gradiometer and radiometric geophysical survey of three additional blocks with some overlap. The surveys proved to be useful for delineating targets on the Property and as such, Bolero had Aeroquest complete a more extensive airborne geophysical survey to cover more of their claim blocks. The electromagnetic data identified an area of subsurface conductive material running northwest- southeast (Bolero Block "A", Figure 6-5) and the total magnetic intensity results indicated a magnetic high to the east; and the radiometric results identified 6 anomaly areas(Koffyberg and Gilmour, 2012), one of which occurs within the current CAP Property and is coincident with a magnetic high.

6.1.3 CAP Claim Area

The earliest documented exploration on the southern part of the Property began in 2009with an airborne gravity and magnetic survey carried out by Geoscience BC and Natural Resources of Canada (Geoscience BC, 2009).

In 2010, Dahrouge Geological Consulting Ltd. ("Dahrouge") was commissioned by Zimtu and 877384 to evaluate the potential of rare earth elements and rare metal mineralization (niobium and tantalum) on the CAP Property (at that time CAP 1 -CAP 5). A total of 6 stream samples, 19 soil samples and 11 rock samples were collected (Hoffman and Kluczny, 2011). The rock samples were collected from outcrops and boulders. Elevated levels of niobium and rare earth elements were noted in alkaline dykes, but no economic concentrations were encountered.

In 2011, Arctic Star commissioned Aeroquest to conduct a 310 line-kilometer, high-resolution magnetic and radiometric survey on CAP Property (claims CAP 1 to CAP 5). The survey improved resolution of the magnetic anomaly identified from the National Resources of Canada's province-wide magnetic grid (Geoscience Data Repository) and identified several radiometric anomalies in the uranium and thorium spectrum (McCallum, 2012a). The magnetic data indicated a very strong anomaly in the centre of the property, as well as other magnetic features to the northwest of the central high. The radiometric anomalies seem random and were only occasionally associated with the magnetic features.

Later in 2011, Arctic Star commissioned Dahrouge to prospect and collect rock and soil samples from several areas with identified magnetic highs were collected (McCallum and Sandersen, 2012). Sample locations were obtained with a hand-held Garmin 60 series GPS. A total of 195 soil samples were collected. A total of 9 rock samples were collected from outcrop and boulders, with a focus on collecting rocks of different lithologies and rocks of the same lithology from different locations, to evaluate discrete variation lithology geochemistry. One rock chip sample collected from an outcrop returned -results of interest: sample 79831 with 0.27% Nb2O5 and 832.11 ppm (0.08%) TREE+Y (Figure 6 7; Source in Aeroquest Airborne, 2011

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Figure 6-8).

Table 6-5. Historic Rock Samples with Significant Analytical Results

Year	Company	Sample	Source	Sample Type	Rock Type	P2O5 (%)	Ba (ppm)	Sr (ppm)	Zr (ppm)	Nb2O5 (%)	TREE+Y (ppm)	TREE+Y (%)
2010	877384 &Zimtu	75479	outcrop	chip	undefined	0.01	994	176.3	3191	0.15	547.33	0.05
2011	Arctic Star	79831	outcrop	chip	undefined	4.01	2919	3021	110	0.27	832.11	0.08
2017	Arctic Star	120952	boulder	grab	cc-Carb	2.65	0.38	7994	86	0.09	768.61	0.08
2017	Arctic Star	120953	boulder	grab	sap	4.51	0.45	1191	206	0.28	1166.29	0.12
2017	Arctic Star	120954	boulder	grab	Carb	5.11	0.28	2768	356	0.29	1107.80	0.11
2017	Arctic Star	120957	boulder	grab	Carb	7.37	0.61	3096	619	0.77	2001.75	0.20
2017	Arctic Star	120961	boulder	chip	Carb	12.62	0.29	5452	34	0.04	3303.40	0.33
2017	Arctic Star	120963	boulder	grab	undefined	0.34	0.39	4585	1706	0.74	738.17	0.07
2017	Arctic Star	120964	boulder	grab	Carb	3.53	0.65	2571	4023	0.96	1751.70	0.18
	*sap = saprolite
	carb= carbonatite

In 2013, Leo Millonig conducted a preliminary investigation to characterize the mineralogy and identify the niobium-bearing phases in the rock sample with 0.27% (79831) Nb2O5. Results indicated that the niobium-bearing mineral was pyrochlore and that the rock type was a syenite that had been deformed and hydrothermally altered by carbon dioxide and fluorine rich fluids (Millonig, 2013).

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Bolero Resources
"Block B"
2010 Survey
Bolero Resources
"Block A"
2010 Survey
Canadian International
2010 Survey
Bolero Resources
2011 Survey
Arctic Star
2011 Survey
Eagle Bay Resources Corp.
NORTH-CENTRAL BC
Airborne Survey Summary
(Total Magnetics)
NM
2022-07
Legend
Wicheeda Carbonatite
Eagle Bay Claims
0
5
10
Kilometers
Coordinates in UTM, NAD83, zone 10
550000
555000
560000
565000
570000
575000
580000
585000

Figure 6-5. Summary of Airborne Surveys (Total Magnetics)

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Legend
Stream Samples
Rock Samples
Drillholes - Arctic Star
Contours
Contours (100ft)
Forestry Roads
Primary FSR
Secondary FSR
Water Bodies
River
Lake
Airborne Identified Anomaly
Radiometric (Aeroquest)
Magnetic (Aeroquest)
Mineral Tenures
CAP Property
See following figures
CAP17-003
CAP17-002
Arctic Lake
Kilometres
0 1 2 3 4
1:50,000
Coordinate System: UTM NAD83, Zone 10N
Eagle Bay Resources Corp.
AWK Geological Consulting Ltd.
Calgary, Alberta
Central British Columbia
Historic Exploration & Sample Locations
2022.07

Source: Aeroquest Airborne, 2011

Figure 6-6. Historical Exploration and Sample Location Map with Total Magnetic Field

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Legend
Drillholes - Arctic Star
Drillhole Surface Trace
Rock Samples
TREE+Y (ppm)
0.00 - 170.22
170.2 - 505.64
505.64 - 1166.29
1166.29 - 2001.75
2001.75 - 3303.40
Soil Samples
TREE+Y (ppm)
12.08 - 105.49
105.49 - 177.95
177.95 - 229.84
229.84 - 357.06
Contours
Contours (10 m)
Forestry Roads
Primary FSR
Secondary FSR
Water Bodies
River
Lake
Airborne Identified Anomaly
Radiometric
Magnetic
Mineral Tenures
CAP Property
Eagle Bay Resources Corp.
AWK Geological Consulting Ltd.
Historic Samples - TREE+Y (ppm)
Metres
0 400 800 1,200 1,600
1:15,000
Coordinate System: UTM NAD83 Zone 10N
Metres
0 100 200
120968
120967
120965
120966
120964
120963
120962
120960
120959
CAP17-004
79830
120961
120951
120952
120953
120954
120972
120971
120970
120969
120968
120966
120951
CAP17-001
75476
75477
75478
120978
120977
120979
120976
120974
120973
75479
75501
75480
75502
75503
CAP17-003
CAP17-002
79829
75506
79832
79833
79834
75510
75511
79827
79826
2022.07

Source: (Aeroquest Airborne, 2011)

Figure 6-7. Historical Sample Results - TREE+Y (ppm)with Total Magnetic Field

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Legend
Drillholes - Arctic Star
Drillhole Surface Trace
Rock Samples
Nb2O5 (%)
0.00 - 0.014
0.014 - 0.06
0.06 - 0.15
0.15 - 0.29
0.29 - 0.95
Soil Samples
Nb2O5 (%)
0.00 - 0.01
0.01 - 0.03
Contours
Contours (10 m)
Forestry Roads
Primary FSR
Secondary FSR
Water Bodies
River
Lake
Airborne Identified Anomaly
Radiometric
Magnetic (Aeroquest)
Mineral Tenures
CAP Property
Eagle Bay Resources Corp.
AWK Geological Consulting Ltd.
Central British Columbia
Historic Samples - Nb2O5 (%)
2022.07
Metres
0 400 800 1,200 1,600
1:15,000
Coordinate System: UTM NAD83 Zone 10N

Source: Aeroquest Airborne, 2011

Figure 6-8. Historical Sample Results - Nb2O5 (%)with Total Magnetic Field Survey

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In 2017, Arctic Star commissioned Dahrouge to conduct prospecting, rock sampling and drilling on the Property. The purpose of this work was to further investigate results from the 2011 surface sampling and the airborne geophysical surveys, as well as to better define the property geology.

A total of 28 rock samples were collected from various rock types, including carbonatite, fenite, limestone, saprolite, and an unspecified mafic; rock types of several collected samples were not defined. Structural measurements were collected from reliable outcrops with a Brunton Compass. Sample and structure locations were obtained with a hand-held Garmin 64 Series GPS. Several of the rock samples returned values of significance (Table 6-5).

A total of four NQ size core holes were drilled on the Property, totaling 647.50 m (Figure 6-7;Table 6-6). Drillholes CAP17-001 and CAP17-004 targeted an area with elevated airborne magnetics and where sampled boulders reported elevated Nb2O5. CAP17-004 was the only drillhole that intersected carbonatite and syenite and had visible mineralization. DrillholesCAP17-002 and CAP17-003 targeted a magnetic high but did not intersect carbonatite or syenite. The magnetic anomaly may be related to a mafic intrusive rock as two small (<1 m)mafic dikes were intersected in CAP17-002.Basic geotechnical data and geological information were collected from all the drillholes. A total of 177 samples, including quality control samples, were sent for analysis (Kluczny, 2017).Intersected carbonatite intervals and analytical highlights are summarized in Table 6-7.

Table 6-6. Drillhole Summary for the CAP Property

Drillhole	Easting (m)	Northing (m)	Elevation (m)	Azimuth (°)	Dip (°)	EOH (m)	Collar Survey Type	Downhole Deviation
CAP17-001	580807	6029627	1328	107.0	-65	137.50	GPS Average	Reflex EZ Shot
CAP17-002	582219	6028498	1312	73.4	-80	246.00	GPS Average	Reflex EZ Shot
CAP17-003	582219	6028498	1312	67.0	-45	45.00	GPS Average	Reflex EZ Shot
CAP17-004	580593	6029878	1295	155.3	-55	219.00	GPS Average	Reflex EZ Shot

Table 6-7. Drillhole CAP17-004 Carbonatite Intervals and Highlights

Drillhole	Depth From (m)	Depth To (m)	Length (m)	Rock Type	Highlights
CAP17-004	53.20	75.07	21.87	Carb
CAP17-004	85.24	119.46	34.22	Carb	• 10.42 m interval with 0.35% Nb2O5 and 0.11% TREE+Y • 5.93 m interval with 0.19% Nb2O5 and 0.17% TREE+Y • 3.13 m interval with 0.26% Nb2O5 and 0.14% TREE+Y
CAP17-004	120.91	138.50	17.59	Carb	• 2.4 m interval with 0.2% Nb2O5 and 0.69% TREE+Y

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6.2 HISTORICAL MINERAL RESOURCES

There is no historical mineral resource or reserve estimates for the Property.

6.3 HISTORICAL PRODUCTION

There is no historical production from the Property.

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7. GEOLOGICAL SETTING AND MINERALIZATION

7.0 REGIONAL GEOLOGY

The CAP Property is located in the Foreland Belt, near the eastern edge of the Omineca Belt, withinthe Canadian Cordillera, (Wheeler et al., 1991).The Foreland Belt, made up mainly of Proterozoic rocks, was the last of orogenic belts to form in British Columbia; spanning the late Jurassic to Paleocene (Price, 1981). The Foreland Belt consists of a geotectonic assemblage of imbricated and miogeoclinal rocks that form the eastern-most ranges of the Cordillera (Gabrielse et al., 1991).

N
W
E
S
FORELAND BELT
Rocky Mountain Trench Fault
McLeod Lake Fault
INTERMONTANE BELT
CAP Property
COAST BELT
OMINECA BELT
INSULAR BELT
BC Carbonatite Occurrences
Kilometres
0
125
250
500
Eagle Bay Resources Corp.
AWK Geological Consulting Ltd.
Calgary, Alberta
Central British Columbia
BC Tectonic Belts Map
2019.05

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Figure 7-1.British Columbia Tectonic Belts Topography and structural geology of the area is dominated by the Rocky Mountain Trench ("RMT"), a northwest-trending structural feature that can be traced from the northern edge of British Columbia to the southeastern corner (Figure 7-1). Taylor and Stott (1979) indicate there are two fault trends in the Monkman Pass region. One trend follows the McLeod Lake Fault Zone at approximately 160°, with movement interpreted as mid-Tertiary. The other set includes the older northern Rocky Mountain Trench fault system, which trends approximately 140°.

Most of the area around Prince George is covered in glacial deposits of various types, locally exceeding100 m thick and this results in sparse outcrop exposure. Details on the bedrock geology in NTS map sheet 93I (Monkman Pass) northeast of Prince George is limited to work by G.C. Taylor and D.F. Stott from the 1970's; the most recent detailed geologic map of the area was completed by Taylor and Stott in 1979.

The region is dominated by upper Proterozoic and Paleozoic sedimentary and metamorphic rocks (Table 7-1),separated by southeast-trending fault zones (Figure 7-2). The oldest rocks in the area belong to the Proterozoic Miette Group, which Taylor (1971) subdivides into three units: a lowermost recrystallized dolomite and limestone, a middle, substantially thick package of quartzose conglomerates, and an uppermost, relatively thin unit of black argillites.

The Miette Group is overlain by the upper Proterozoic to lower Cambrian Gog Group. The Gog Group is subdivided into three formations: the basal McNaughton Formation, a quartzite with interbedded shale unit; the middle Mural Formation, a limestone, dolomite, and shale unit; and the upper Mahto Formation, aquartzose sandstone unit. The metamorphosed equivalents of the Miette and Gog groups were classified as the Misinchinka Group by Stott and Taylor (1979), which generally consists of quartzite, slate, schist and phyllite metamorphosed to greenschist grade.

Table 7-1. Stratigraphic Units in the Monkman Pass Area

The Gog Group and/or Misinchinka Group rocks are overlain by the Ordovician Skoki and Chushina formations. The Chushina Formation, also referred to as the Kechika Group, McKay Group, and Mount April Formation in other parts of British Columbia (Thompson, 1989), is comprised of a succession of lower Ordovician limestone, slate, argillite, and siltstone. The Skoki Formation consists of oncolitic dolomite and minor sandstone (Bellefontaine et al., 1995).

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Several carbonatite complexes have been identified in British Columbia. Those that have been identified often occur on either side of, and parallel to, the RMT (Pell, 1994). They are generally believed to be Devonian to Mississippian in age, based on limited age dating, and they appear to intrude Ordovician or older rocks.

Carbonatite complexes generally consist of sub-circular to elliptical bodies with extensive surrounding metasomatic alteration, foliated and deformed sill-like bodies, or linear zones of small plugs, dikes, and sills, such as in the Wicheeda Lake Carbonatite Complex.

The Property is located within the McGregor Plateau, which is defined by two dominant faults. The first is the McLeod Lake Fault, to the west and to the east is the northwest trending Rocky Mountain Trench (Armstrong et al., 1969). The latter likely follows the Parsnip River valley, dominates the structural and geographical setting of the region, and occurs to the west of the complex. A number of other major northwest-trending faults occur in the area (Dalsin, 2013).

Figure 7-2. Regional Geology

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7.1 PROPERTY GEOLOGY

Detailed geology of the property remains largely unknown, due to poor outcrop exposure and limited geological mapping. Most of the outcrops observed on the southern part of the Property are believed to be part of the Skoki and/or Chushina formations. They are described as variably dolomitic and locally argillaceous limestones with thin shale interbeds. Massive outcrops of brecciated limestone found in the southern part of the Property may belong to a carbonate unit within the Gog Group; however, further study is required. Identified outcrops of weakly- to moderately phyllitic shale or mudstone may belong to the Misinchinka Group.

Small outcrops of altered syenite have been observed on the southern part of the Property. Surface work and drilling in 2017 confirmed the presence of carbonatite in the southern part of the Property (Figure 6-8). Drilling results from the one hole that intersected carbonatite, CAP17-004, identified thick sequences of carbonatite and fenite, which is now referred to as the "CAP Carbonatite complex".

The carbonatite consists of primarily white to grey, fine to medium grained, banded calciocarbonatite, which is often intermixed with, or intersected by, other phases of carbonatite, fenite, syenite, and potentially serpentinite. Additionally, the carbonatite is often brecciated and locally fenitized in the surrounding wall rock. A number of minerals have been identified in the various rock types, including calcite, felspar, biotite, fluorite, richterite, olivine (serpentinized), pyrrhotite, pyrite and galena. It is believed that pyrochlore is the primarily ore mineral hosting Nb and REE's, but further work will be required to fully understand the mineralogy (Kluczny, 2018).

The age relationships of the carbonatite, fenite and other intrusive units encountered on the Property remain unknown, although they are clearly younger than the sedimentary units in the area. U-Pb and Th-Pb age determinations conducted on samples from various localities within the province suggest that the alkaline suite formed during three episodes of magmatism (e.g., Pell, 1994; Millonig et al., 2012). The earliest episode (800-700 Ma) coincided with the breakup of Rodinia, and the other two (~500 Ma, 360-340 Ma) with subsequent periods of extension (Trofanenko et al, 2016).

The Carbo claims at the north end of the property are underlain by Kechika group sedimentary rocks, consisting mainly of interbedded limestone with calcareous argillite and phyllite. Mapped faults are primarily parallel to Wichika Creek (040°/050°NW), with the exception of one fault that strikes northeast (Guo, 2009). Outcrops are limited to the ridge tops and occasional rock bluffs (Pell, 1994) and surficial cover is locally thick.

Carbonatites and associated alkaline intrusive rocks are the host rocks for the REE and Nb mineral occurrences. The carbonatites and associated alkaline rocks are dike or sill-like, sub- parallel to the sedimentary host rocks, and trend at about 140°,extending about 7 km from the Wicheeda Complex southwest along Wicheeda Ridge across the Carbo claims(Dalsin, 2013) (Figure 6-3).

The sills are carbonatitic or syenitic, ranging in colour from white to black, and are usually rich in pyroxene (Betmanis, 1987). The sills show distinct changes from the northwest to the southeast with more silicic units concentrated in the southeast (Mäder and Greenwood, 1988).

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The carbonatites are variably coarse- to fine-grained, dominated by carbonate minerals with accessory feldspar, pyroxene, and mica (Betmanis, 1987; Mäder and Greenwood, 1988; Graf et al., 2009; Dalsin and Groat, 2012). The carbonatites range from relatively unaltered calico- to ferro-carbonatite to fenite-altered with pyroxene, chlorite, and biotite.

Several types of syenite have been identified, ranging from very fine-grained to coarse-grained (Mäder and Greenwood, 1988; Dalsin and Groat, 2012). The very fine-grained syenite hosts syenitic xenoliths and sodalite phenocrysts and veinlets (Dalsin, 2013).

7.2 MINERALIZED ZONES

Through visual examination, short wave filtered and unfiltered ultraviolet light and Niton XRF analysis several mineral phases have been identified in core from the Carbo sills.

Significantly elevated REE concentrations have been confirmed in select carbonatite samples when analyzed with a Niton handheld XRF. Light rare earth elements (La, Ce, Pr and Nd), Ti, Nb, and Zn have been found to be elevated in some samples implying the presence of associated mineral assemblages. Light-pink and peach-coloured REE-bearing minerals have been observed in hand samples from outcrop and in drill core. These minerals generally occur disseminated in the carbonatite or as cumulates. Other minerals identified visually are fluorite, ilmenite, sphalerite, pyrrhotite, chalcopyrite, magnetite, and sodalite.

Mineralogical study of both the Wicheeda Complex and the related sill systems on the Carbo claims was carried out by Mallory Dalsin as part of her MSc thesis research. Rare earth minerals identified in the system includes bastnäsite, parisite, synchysite, monazite, burbankite, ancylite and aeschynite with the first three (fluorocarbonates) appearing to be the dominant REE phases.

Mineralized breccias units with a carbonatite matrix have been identified on both properties. The clasts of the breccias have been described as syenitic (Graf, 2010) and as altered phyllite in origin. The clasts can range in size up to 30 cm and are in a calcite to dolomite matrix. They can contain bastnäsite, synchysite, parisite rare earth minerals along with molybdenite and accessory plagioclase and biotite (Dalsin 2012, 2013).

Highly magnetic anomalies do not appear to correlate strongly with high radiometric anomalies on the Carbo claims, however, the carbonatite bodies do provide significant magnetic differences from their adjacent host rocks. Magnetic anomalies do not seem to be unambiguously correlated with elemental enrichments of ore minerals or pathfinders. Ground and airborne magnetic surveys are useful for delineating possible intrusive rocks that may or may not be mineralized. (Dalsin 2012).

Based on limited information available from one drillhole (CAP17-004), the southern CAP Carbonatite consists of white to grey, fine- to medium-grained, banded calcio-carbonatite, commonly intermixed with, or intersected by other phases of carbonatite, fenite, syenite and potentially serpentinite.

A detailed mineralogical study of one surface syenitic rock sample indicated that the sample was originally composed of potassium feldspar, biotite, apatite, minor analcime, accessory aegirine and type-I pyrochlore. Subsequently the rock was deformed and altered by carbon dioxide and fluorine rich fluids, which introduced abundant calcite and subordinate amounts of fluorite into the rock; this fluid was presumably also responsible for the crystallization of type-II pyrochlore (Millonig, 2013). Pyrochlore phases were determined based on morphology and zoning characteristics: type-I pyrochlore is large (>100 µm) and fragmented, whereas type- II pyrochlore are on average smaller (<20 µm), euhedral to anhedral, less fragmented and are either in contact to type-I pyrochlore or dispersed throughout the matrix.

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The carbonatite is commonly brecciated and has fenite at its contacts. Observed minerals in the various rock types include calcite, quartz, feldspar, biotite, fluorite, richterite, olivine (serpentinized), pyrrhotite, pyrite, galena(Kluczny, 2018, and Knox, 2019). The only mineral that has been identified to host the Nb and REEs on the Property is pyrochlore (Millonig, 2013). Additional mineralogical work needs to be carried out on the mineralized intersections in CAP 17-004 to evaluate if there are any additional Nb or REE hosting minerals in the CAP Carbonatite Complex.

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8. DEPOSIT TYPES

The target host rocks on the CAP Property are carbonatites and carbonatite-associated rock units, similar to those observed at the Wicheeda Lake Carbonatite Complex near Wicheeda Lake, British Columbia.

Carbonatites represent a diverse group of carbonate-bearing, igneous rocks commonly designated as magmatic segregation deposits. The IUGS defines carbonatites as rocks composed of greater than 50 modal percent primary carbonate and less than 20 weight percent silica (SiO2).Alternative nomenclature expands this definition to include all rocks that exceed 30 modal percent primary carbonate, in order to unify genetically related units (Mitchell, 2005).Generic classifications are used to account for wide variations in modal percentages of constituent minerals over small scales. These variations result during mineral differentiation of carbonatite-forming magmas and are best identified by the dominant carbonate mineral.

Carbonatite-related deposits are classified as primary (magmatic) or metasomatic (carbothermal residual) types (Richardson and Birkett, 1996; Mitchell, 2005), and their supergene equivalents (Mariano, 1989).They are comprised of significant and variable amounts of calcite, dolomite, and/or siderite of igneous origin. Carbonatites commonly exert a metasomatic influence on their host rocks.

The susceptibility of carbonatites to chemical dissolution at the surface has resulted in poor historic exposure; however, it has also led to the development of carbonatite-derived saprolite deposits. Carbonatites can contain economic or anomalous concentrations of incompatible elements such as: rare earth elements (including yttrium), niobium-tantalum, zirconium- hafnium, iron-titanium-vanadium, uranium-thorium; and industrial minerals such as apatite, fluorite, vermiculite, and barite. Some deposits also contain economic concentrations of copper, gold, silver, and platinum-group elements.

Deposits of niobium and/or tantalum within carbonatites are generally formed during primary magmatic concentration. According to Mariano (1989), carbonatite associated REE deposits occur as follows:

a) primary, from carbonatite melts (ex. Mountain Pass, USA);

b) hydrothermal (ex. Bayan Obo, China); and

c) supergene, developed in carbonatite-derived saprolite (ex. Araxa and Catalao I, Brazil; Mt. Weld, Australia).

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Within British Columbia, carbonatites typically occur within zoned alkalic complexes with other under-saturated alkaline rocks (feldspathoidal syenites and rocks of the ijolite suite), and can form intrusive plugs, dykes, or sills. Most carbonatites are located within stable, intra-plate areas; however, some are spatially related to plate margins. Carbonatites tend to occur in groups or provinces; over 527 examples are known (Woolley and Kjarsgaard, 2008).Additional examples of carbonatite-associated mineral deposits include: Cargill, Ontario (phosphate); Niobec and Oka, Quebec (niobium); Mountain Pass, California (rare earth elements, barium); Araxa and Catalao, Brazil (niobium, phosphate, rare earth element); and Palabora, South Africa (copper, phosphate, rare earth elements, gold, silver, platinum group elements). Along the Rocky Mountain Trench in British Columbia, known carbonatite systems include Mt Grace, Ice River, Blue River, Cap-Carbo, Wicheeda, Aley, Vergil, Lonnie and Kechika (Millonig et al, 2012).

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9. EXPLORATION

As of the date of this report, Eagle Bay has not conducted exploration on the Property.

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10. DRILLING

As of the date of this report, Eagle Bay has not conducted drilling on the Property.

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11. SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.0 LABORATORY SAMPLE PREPARATION AND ANALYSIS

11.0.0 2006 & 2007Samples Commerce Resources Corp

Soils and rock samples were sent to Acme Laboratories, Vancouver BC and analyzed using their group 4B (Full Suite) method: rare earth and refractory elements are determined by ICP mass spectrometer following a lithium metaborate/ tetraborate fusion and nitric acid digestion of a 0.2 g sample. In addition, a separate 0.5 g split is digested in aqua regia and analysed by ICP- mass spectrometer to report precious and base metals. Repeat analyses were completed for random samples as well as the periodic analyses of a standard (Guo and Dahrouge, 2006). In 2007, intrusive rock samples were analyzed using Acme's Group A method: 0.2 g sample analysed by ICP-emission spectrometry following a lithium metaborate/ tetraborate fusion and dilute nitric digestion (Guo and Dahrouge, 2007).

11.0.1 2010 & 2011 Field Samples- Canadian International Minerals Inc.

Field exploration samples were taken by the field crew to Prince George and shipped directly to ALS Global Laboratories in Vancouver. Rock samples were analyzed using their MEMS-81 method (ICP-MS)A 0.2 g powdered sample was heated with 2.6 g of sodium peroxide flux at 670 C, until fully molten. Upon cooling the sample was dissolved in 30 % HCl, with the resulting solution analyzed using an Agilent 700 Series ICP-AES. Soils were analyzed using ICP-MS through their ME-MS81 package for rare earth and trace elements with lithium borate fusion. Stream sediment samples were taken from the banks of active streams and consisted of recently deposited silt and fine sediment. Low amounts of organic material and phyllitic fragments were present in the samples. The streams were sampled during late June from drainages that flowed year-round. Samples were collected by hand and placed in kraft paper bags, labelled with permanent marker, and secured closed with flagging tape. Care was taken to prevent contamination during collection by removing hand jewellery and watches during sampling. All samples were taken up stream of known culverts and cut block road crossings and GPS locations recorded. The samples were sent from Prince George to ALS Global Laboratories in Vancouver for analysis via ICP-MS through their ME-MS81 package to include rare earth and trace elements with lithium borate fusion to ensure dissolution of refractory phases (Turner 2010, Turner et al, 2011). In August 2011, a soil grid covering approximately 0.8 km2 was evaluated using a Niton handheld XRF unit, but samples were not sent for laboratory analysis (Dalsin, 2011).

11.0.2 2010 & 2011Core Samples - Canadian International Minerals Inc.

A total of 1275 half core samples were collected du 2010 drill program and 649 half- core samples during the 2011 drill program (Bruland 2011,2012). A laboratory tag with a unique identifier number (one letter and six digits) was stabled to the core box. Quarter-core sample duplicates were taken every 20 samples. A total of 76 duplicate quarter pair core samples were collected for a total of 152 quarter core samples in 2010; 20 quarter core duplicates in 2011. Core logging and sawing was done in the company's Prince George warehouse. The 1,275 half-core, 152 quarter core (76 duplicate pairs) and 76 blank samples were shipped by DHL to the ALS Chemex Ltd. laboratory in North Vancouver in 2010. Samples were weighed and fine-crushed to more than 70% passing a 2 mm (9 mesh) screen. A split of 250 g was pulverized to more than 85% passing a 75µm (200 mesh) screen.

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All samples were analyzed for gold by fusing a prepared sample with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold- free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave at a lower power setting. The digested solution was cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by inductively coupled plasma-atomic emission spectrometry. The analytical results are corrected for inter-element spectral interferences.

The samples were also analyzed for REE elements by fusion/ICPMS (ME-MS81d). A prepared sample (0.100 g) was added to a lithium metaborate flux (0.90 g), mixed well and fused in a furnace at 1,000°C. The resulting melt was then cooled and dissolved in 250 mL of 4% nitric acid. This solution is then analyzed by inductively coupled plasma - mass spectrometry.

For Pb and Zn above the detection limit (DL) for ME-MS81d (10,000 ppm) and for samples returning above DL results a prepared sample (0.4) g is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid was added to produce aqua regia and the mixture is then digested for an additional hour and a half. The resulting solution was diluted to volume (100 or 250) mL with de-mineralized water, mixed and then analyzed by inductively coupled plasma-atomic emission spectrometry. The analytical results are corrected for inter- element spectral interferences.

A total of 672 samples were analyzed at ALS Chemex Ltd. before a decision was made to change laboratory due to sample switches and unexplained discrepancies (Bruland, 2011). Following the Actlabs recommendation, the coarse reject was re-crushed with mild steel (100 g) for low sample contamination to 90% passing 2 mm (10 mesh screen. A new sub-sample split of 250 g was collected from the re-crushed samples with sufficient coarse rejects. There were 1,469 samples with sufficient coarse rejects following the re-crushing. In addition, one sample pulp was analyzed by Actlabs. The 250 g samples where pulverized to more than 95% passing a 75 µm (200 mesh) screen. The pulverized samples were analyzed by REE Assay Package with lithium metaborate/tetraborate fusion to ensure complete fusion of the resistate minerals followed by analysis by ICP and ICP/MS. For higher grades of Nb, 22 samples were analyzed for Nb2O5 by fusion and XRF analysis.

In 2011, CIM continued using Actlabs. The 669 core (half & quarter) and 11 blank samples were weighted and crushed with mild steel (100 g) for low sample contamination to 90% passing 2 mm (10 mesh) screen. A sub-sample split of 250 g was collected from the crushed samples and pulverized to more than 95% passing a 75 µm (200 mesh) screen. The pulverized samples were analyzed by REE Assay Package with lithium metaborate/tetraborate fusion to ensure complete fusion of the resistate minerals followed by analysis by ICP and ICP/MS. A total of 74 samples were also analyzed for Nb2O5 by fusion and XRF analysis when higher Nb grades were anticipated from the core logging (Bruland 2012).

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11.0.3 2010 - Samples - Bolero Resources Corp.

Bolero sent all samples to ALS Minerals (ALS) in North Vancouver, British Columbia for sample preparation and analysis. ALS is a commercial laboratory and completely independent of Eagle Bay. ALS North Vancouver is ISO/IEC 17025 accredited. The silt samples were analyzed for 38 elements using lithium borate fusion with an ICP-MS finish, package ME-MS81, and fire assay package Au-ICP21. No record of sample preparation or security procedures was available for review.

11.0.4 2010 & 2011 Samples - 877384 & Zimtu and Arctic Star

In 2010 and 2011 all soil, stream and rock samples were sent to Acme Analytical Labs Ltd. (Acme) in Vancouver, British Columbia for analysis. Samples were bagged in the field, in pre- labelled poly ore sample bags with the corresponding sample book tag (McCallum, 2012b). Sample numbers were also written on flagging tape that was inserted into the sample bag. The bags were sealed with zip ties or flagging tape and catalogued before being packaged in pails shipped via a commercial carrier to Acme in Vancouver.

Soil and sediment samples were dried at 60°C, then pulverized and sieved to -80 mesh. Samples were analyzed using package Group 4B02, lithium metaborate/tetraborate fusion followed by ICP-MS analysis; and 1DX, aqua regia digestion followed by ICP-MS analysis.

Rock samples were dried and crushed to 70% passing 10 mesh, and then a 250g riffle split was pulverized to 95% passing 150 mesh. Rock samples were analyzed using package Group 4A, lithium metaborate/tetraborate fusion followed by ICP-ES analysis; Group 4B, lithium metaborate/tetraborate fusion followed by ICP-MS analysis; 1DX, aqua regia digestion followed by ICP-MS analysis; and Group 8X, tetraborate fusion in platinum crucibles followed by XRF analysis.

Acme is a commercial laboratory and is completely independent of Eagle Bay. The Acme laboratory in Vancouver implements a quality system compliant with the ISO 9001 Model for Quality Assurance and is ISO/IEC 17025:2005 accredited. Acme completed internal QA/QC on sample analysis, including the use of standards and blanks in each sample batch.

11.0.5 2017 - Samples - Arctic Star

In 2017, Arctic Star-sent all rock  and drill core samples to Activation Laboratories Ltd. (ActLabs) in Kamloops, British Columbia for crushing. The -10-mesh split was then shipped to Ancaster, Ontario for pulverization and analysis. A total of 29 rocks samples, including 1 quartz blank; and 177 core samples, including 7 quarter core duplicates and 7 quartz blanks were sent. Core samples were split tile saw and bagged in the field, in pre-labelled polyethylene sample bags with the corresponding sample book tag. Rock samples were bagged in the same way with the addition of a piece of flagging tape written with the corresponding sample number. All bags were sealed with zip ties or flagging tape and catalogued before being packaged in pails and shipped via Purolator to ActLabs.

Samples were ground to 95% passing -200 mesh and then analyzed using ActLabs packages: Code 8-REE, lithium metaborate/tetraborate fusion, acid dissolution and subsequent analysis by ICP-OES and ICP/MS; Code 8-XRF, fusion with metaborate/tetraborate in platinum crucibles and subsequent analysis by XRF, and Code 1A2 Au, fire assay flux fusion in fire clay crucible, followed by aqua regia dissolution and Au determination by AA.

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Actlabs is a commercial laboratory and is completely independent of Eagle Bay. The ActLabs Ancaster facility is ISO/IEC 17025 accredited. Actlabs completed internal QA/QC on sample analysis, including the use of standards and blanks in each sample batch.

11.1 QUALITY ASSURANCE AND QUALITY CONTROL (QA/QC)

No commercial REE standards were found to insert in the 2010 drilling sample stream from the Carbo claims, but blanks(limestone) and quarter core duplicates were used for initial QA/QC purposes. Following the program, the company submitted mineralized samples to CDN Resource Laboratories Ltd. in Langley for preparation of three project standards (low, medium, and high grades). The samples were mixed and blended at CDN Resource Laboratories Ltd. prior to submitting of 10 Round-Robin (RR) samples to four laboratories for analysis for Ce, La, Nb, Nd, Pr and Th. The RR analytical results were certified by Barry W. Smee and formed part of the company's subsequent drilling of the property (Bruland, 2011).

For the 2011 Carbo claims drilling, the QA/QC program used inserted control samples in the sample sequence every 20 samples. The insertion was done with an irregular mix of one of the three LREE standards, coarse limestone (blank) and quarter core duplicate samples. The inserted LREE standards were 5 - CIM-A, 5 - CIM-B and 4 - CIM-C (Bruland, 2012).

It is the author's opinion that the adequacy of sample preparation, security and analytical procedures are sufficient for the stage of evaluation of the CAP Property, as the exploration and drilling was preliminary and not intended for resource estimation. Future programs should include the use of certified reference material, core, and pulp duplicates, and use of a secondary laboratory for check analysis

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12. DATA VERIFICATION

The author of this report, Mr. Knox, visited the Property on May26, 2022 (Figure 12-1), in order to make the property visit of the author current, in consideration of the additional claim acquisitions by the current issuer. The extended snow cover in the spring prevented any meaningful inspection of outcrop sampling. The drill pad location (CA-11-014) was verified to be as stated in the Canadian International Minerals reports, and the author is of the opinion that the work conducted by Commerce Resources and Canadian International is of high-quality. No drill core from the 2010 and 2011 drilling remains, as it was disposed of, so the core could not to be viewed or re-sampled.

During the author's June 26, 2019, site visit he reviewed sample sites where previous exploration had obtained high values of Nb2O5. During this visit three rock samples were collected from radioactive boulders, two from  previously sampled areas and one discovered by the author by radiometric prospecting. The samples were named 19-KCR-1, 19-KCR-2 and 19- KCR-3. The author also examined all significantly mineralized sections of the core from drillhole CAP17-004, noting the habit and grain size of visible potentially Nb-bearing minerals.

The author is satisfied that the sections of the drill core reported as having high values of Nb2O5 are in fact mineralized, as Nb-bearing minerals were identified in significant quantities in these mineralized sections and were absent from reportedly unmineralized sections of core.

The mineralized surface sample locations could not be verified in the field as the sample locations were unmarked (P. Schmidt, personal communication) due to environmental restrictions and because entire boulders had been sampled, leaving no material for a check. However, the author did find radioactive boulders very near two of the three old sample locations which returned significant Nb2O5 values.

Sample 19-KCR-1 was collected at the GPS coordinates of Arctic Star Sample 120957. A few weakly radioactive boulders were found in the bed of a small, fast-flowing stream. This sample was taken from a boulder composed of carbonatite with a significant amount of fine-grained biotite, probably formed by wall rock alteration (fenitization). Pyrochlore was identified in the sample and analytical results returned 0.214% Nb2O5.

Sample 19-KCR-2 was collected from a boulder discovered by radiometric prospecting between Arctic Star sample sites 120963 and 120964. The boulder was in a small, abandoned stream bed, was 30+cm long and could not be completely excavated. The boulder was composed of fine-grained carbonatite, mixed with fine-grained, alteration-related biotite, and had >5% visible brown pyrochlore. Analytical results confirmed the presence of a significant amount of niobium, returning 3.38% Nb2O5.

Sample 19-KCR-3 was collected from a weakly radioactive boulder found near the site of Arctic Star sample 120964. The boulder was located on the edge of a fast-flowing, 4 m wide stream that could not be crossed. This boulder, like the other two, was also composed of mixed carbonatite and altered wall rock. No pyrochlore could be identified in the boulder. Analytical results indicate that this sample did not have any significant niobium, but was enriched in rare earth elements (1805 ppm REE). The most interesting aspect of this sample is the relative enrichment in the valuable heavy REEs, this is unusual for carbonatite samples. (Figure 12-2).

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Figure 12-1. Author During 2022 Site Visit at Drill Platform CA-11-014

Source: ActLabs

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Figure 12-2. REE distribution: enrichment in heavy REEs from sample 19-KCR-3

As mentioned above, these samples were not taken from the material sampled by Artic Star in 2017, as their samples were taken from boulders and no material was left for resampling. However, the fact that additional mineralized boulders were found near the old sample sites, confirms that the 2017 samples were not isolated occurrences, but part of a cluster or train of niobium-mineralized boulders, presumably sourced from bedrock upstream. The presence of the sample 19-KCR-2 with significant Nb2O5 results, suggests that the mineralizing system was capable of forming very high concentrations of niobium, at least locally. Also, the HREE enrichment in sample 19-KCR-3 suggests the possibility of significant REE mineralization on the property.

It is noted that the overall mineral assemblage and texture of the highly mineralized 19-KCR-2 sample is the same as the niobium mineralized intersection in DDH Cap 1-004.

The three rock samples collected by the author were bagged in poly ore sample bags, that were labelled and sealed with a zip tie. All samples remained in the possession of the author until they were shipped via courier to ActLabs in Ancaster, Ontario, the same lab used by Arctic Star in 2017.

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13. MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been completed on the Property.

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14. MINERAL RESOURCE ESTIMATES

No mineral resource estimation has been completed on the Property.

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15. TO 22 - NOT APPLICABLE (EARLY -STAGE PROJECT)

The CAP Property is an early-stage exploration project. Sections 15 through 22, as defined by NI 43-101 are not relevant to this report and have been omitted.

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23. ADJACENT PROPERTIES

The only significant project to mention in the area of the CAP Property is the Wicheeda Project of Defense Metals Corp. Power One Metals and Marvel Discovery own mineral claims located to the north-west (Figure 23-1), but little work appears to have been conducted on those properties.

Airborne geophysics flown for Bolero Resources Corp. in 2011 (radiometric and magnetic gradiometer -see Section 6.1.2) covered part of the Wicheeda Property. This survey outlined a potentially significant 500m long by 200m wide radiometric (Th) anomaly inside the southeastern corner of the claims, as well as a 600 m long by 200 m wide magnetic high which was interpreted as a magnetite-bearing syenite intrusion (Bird et al., 2019). A helicopter-borne AeroTEM electromagnetic, magnetic, and radiometric survey over the Carbo claims identified several thorium (Th) radiometric anomalies along the ridge and a continuous magnetic anomaly that extends for approximately 3.7 km along Wicheeda Ridge in the Copley Range (Aeroquest, 2010, Bruland, 2011).

The Wicheeda Project is 11 km northwest of the CAP Property and hosts a carbonatite-syenite intrusive complex with significant quantities of disseminated bastnaesite-parasite and monazite, REE-bearing minerals. Defense Metals Corp. ("Defense Metals", previously called First Legacy Mining Corp.) currently has an option agreement with Spectrum Mining Corp. to acquire 100% interest in the Wicheeda Property. In October 2009, Spectrum reported several significant drill intercepts from their Wicheeda Project, including a 48.64 m interval of 3.55% TREE, a 72 m interval of 2.92% TREE, and a 144 m interval of 2.20% TREE in three widely- spaced drill holes (Graf et al., 2009). Recently, Defense Metals announced results (April 21, 2022) which include 3.81% TREO over 116.8 metres, including two separate higher-grade intervals averaging 4.33% TREO over 38.8 metres, and 4.87% TREO over 37.5 metres.

The current (Nov-24-2021) Wicheeda Mineral Resource Estimate (MRE) comprises a 5.0- million-tonne Indicated Mineral Resource, averaging 2.95% TREO, and a 29.5-million-tonne Inferred Mineral Resource, averaging 1.83% TREO, reported at a cut-off grade of 0.5% TREO within a conceptual Lerchs-Grossman (LG) pit shell (SRK Consulting, 2022).

The author cautions that these results and conclusions have not been directly verified; the information is not necessarily indicative of the mineralization on the CAP Property.

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Figure 23-1. Adjacent Properties

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24. OTHER RELEVANT DATA AND INFORMATION

Companies and active members of partnerships conducting mineral exploration activities in British Columbia may be eligible for a mining exploration tax credit (METC). Activities include prospecting, geological surveys, drilling, trenching, digging test pits, preliminary sampling., environmental studies and community consultations to obtain a right, license, or privilege to determine the existence, location or quality of a mineral resource. Areas affected by Mountain Pine Beetle, including the region northeast of Prince George, are eligible for a credit of 30% of qualified exploration expenditures. The credit must be claimed within 18 months of the end of the tax year.

The author is unaware of any other relevant data.

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25. INTERPRETATION AND CONCLUSIONS

The CAP Property extends for about 50 km from southeast to northwest and surrounds the Wicheeda Lake Carbonatite Complex. The Property includes the Cap Carbonatite Complex and the Carbo Carbonatite Complex; both of which are known to contain appreciable concentrations of REE and niobium (Figure 23-1). All three carbonatite intrusions occur within an apparent northwest to southeast structural corridor, and are hosted by the Ordovician Skoki Formation or Cambrian-Ordovician Kechika Group. At the CAP Complex elevated concentrations of REEs and Nb have been identified both in outcrop and one drill hole. At the Carbo Complex, 18 of 20 holes drilled in 2010 and 2011 intersected carbonatite with REE concentrations.

The Property is considered an early-stage exploration project and has had minimal exploration work except in those areas and has no resource estimate to date. Drill results from the drill hole (CAP17-004), that intersected carbonatite, confirm that it is host to Nb-bearing minerals. Several drillhole intersections displayed elevated results including:
10.42 m interval with 0.35% Nb2O5,
3.13 m interval with 0.26% Nb2O5and
2.4 m interval with 0.69% TREE+Y .

Drilling at the Carbo Complex includes intersections in several holes (see Table 6-3, 6-4):
CA-10-001: 5.3 m interval with 2.51% TREE including

 2.1 m interval with 4.07 % TREE

CA-10-002: 3.2 m interval with 2.74% TREE
 1.3 m interval with 2.25% TREE

CA-10-005: 37.4 m interval with 1.43% TREE

CA-10-007: 2.8 m interval with 2.75% TREE

CA-10-008: 3.0 m interval with 3.00% TREE

CA-10-009: 2.4 m interval with 2.82% TREE

CA-11-011: 60.3 m interval with 0.33% TREE

Rock samples collected from outcrops and boulders in the CAP carbonatite area have also displayed elevated analytical results, including, sample 120964 with 0.96% Nb O , sample 120963 with 0.74% Nb2O5, sample 120961 with 3303 ppm (0.33%) TREE+Y, sample 120957 with 2001 ppm (0.20%) TREE+Y,  sample 19-KCR-2 with 3.38% Nb O and sample 19-KCR-3 with 1804 ppm (0.18%) TREE+Y. Based on the elevated Nb2O5 and REEs from both rock samples and drill hole CAP17-004, the CAP property has significant exploration potential for both Nb and/or REE mineralization.

Rock samples from the Carbo complex area ranged up to O.26% LREE (425 grid area) and samples from the P trenches PT-5 to PT-7returning up to 0.47% LREE (Bruland, 2012).

To date, pyrochlore is the only mineral identified as REE and Nb-bearing on the southern part of the Property. Dalsin's study of both the Wicheeda Complex and the related sill systems on the Carbo claims identified bastnäsite, parisite, synchysite, monazite, burbankite, ancylite and aeschynite with the fluorocarbonates appearing to be the dominant REE phase (Dalsin, 2013)Additional mineralogical work is needed to determine if there are other REE- and/or Nb- bearing minerals and what their distribution is. Further exploration work is required to evaluate the geometry (extent, width, and dip) of the carbonatite complex as well as evaluate the potential Nb and REE mineralization on the additional ground recently added to the Property.

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During the author's 2019 site visit, sample 19-KCR-2 was collected from a pyrochlore-bearing, boulder of carbonatite that returned 3.38% Nb2O5. This sample was collected from the northeast flank of a small oval (< 1km diameter) magnetic anomaly coincident with the area identified as having a radiometric anomaly by Aeroquest (2011). This discovery confirms the exploration potential along the strike length of the CAP Carbonatite complex to the north-west.

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26. RECOMMENDATIONS

A two-phase exploration program is recommended, where Phase II will be contingent on a positive outcome of the Phase I exploration; a budget for Phase II can only be provided upon the execution and evaluation of the results from Phase I. Phase I consists of a 20-day program of additional prospecting with a scintillometer, surface mapping and rock and soil sampling. The total estimated budget for Phase I, including field work and reporting is$106,500 (Table 26-1).

It is the opinion of the author that the most effective exploration work on the Property at this stage will be detailed surface radiometric prospecting along watercourses, where overburden has been removed and abundant boulders have been exposed. A few of these exposed boulders have been shown to be significantly mineralized. The source of mineralized boulders may potentially be located by following "trains" of mineralized boulders uphill, along the watercourses to their termination point.

Three targets are identified for this detailed radiometric prospecting and mapping.

The Fluorite Grid area, where a few samples returned elevated Ce, La and Nd was recovered from a few samples in 2009 by Spectrum, but the area has not yet been followed up (Figure 26-1).

The area mapped by Mallory Dalsin in 2011, closer to the Wicheeda Carbonatite Complex should be sampled and evaluated, as it has not yet been followed up since her program (Figure 26-1).

The area below (south-southwest) of drillhole CAP17-004. The combination of abundant streams, known mineralized boulders, proximity to an airborne radiometric anomaly and niobium mineralization intersected in drillhole CAP17-004, make this area a high priority for this exploration. This radiometric prospecting technique can be used in other areas of the Property to follow-up the airborne geophysical anomalies, including the airborne radiometric anomaly outlined at the northwest end of the Property (Figure 26-2).

Soil sampling on the Property may also be helpful for targeting the bedrock source of the mineralized boulders. Based on previous work, soil sampling is more useful for detailed mapping, rather than reconnaissance work. As such, detailed radiometric prospecting should be conducted first to identify target areas, with soil sampling completed in the target areas to help identify the bedrock source

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Table 26-1. Phase I Estimated Budget.

Item		Estimated Cost (CAD)
Planning & Logistics		$3,000
Helicopter Support (3 hours/day @ $1300/hr- includes fuel)		$27,300
Personnel (2 senior geologists @ $950/day + 2 field assistants @ $600/day for 8 days)		$24,800
Accommodation & Meals ($250/person per day for 8 days)		$8,000
Transportation (truck rental + fuel)		$2,000
Equipment & Supplies (scintillometers, GPS, radios, InReach)		$1,500
Analytical (~400 soils @ $55/sample + 50rock samples @ $75/sample + 5 Thin sections @ $700/sample + shipping)		$29,900
Data compilation and Assessment Reporting		$10,000
	TOTAL:	106,500

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Figure 26-1. Recommended Exploration Areas, Carbo Region

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Figure 26-2. Recommended Exploration Target Areas, CAP Region

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27. REFERENCES

Aeroquest Airborne, (2010). Report on Helicopter-Borne AeroTEM System, Electromagnetic and Radiometrics Survey, Aeroquest Job #10043; prepared for Canadian International Minerals Inc.

Aeroquest Airborne, (2011). Report on Helicopter-Borne Magnetic Gradiometer and Radiometric Survey, Aeroquest Job #11038; prepared for Bolero Resources Corp.

Armstrong, J.D., Tipper, H.W., Hoadley, J.W. (1969). Geology of McLeod Lake, British Columbia. Geological Survey of Canada, Map 1204A.

Bellefontaine, K., Legun, A., Massey, N.W.D. and Desjardins, P.J. (1995). Mineral Potential Project, Digital Geological Compilation NEBC South half, (83D, E; 93F, G, H, I, J, K, N, O, P), British Columbia Ministry of Energy, Mines and Petroleum Resources, Open File 1995-24.

Betmanis, A.I. (1987). Report on Geological, Geochemical and Magnetometer surveys on the Prince and George Groups, Cariboo Mining Division, BC; British Columbia Ministry of Energy, Mines and Petroleum Resources, Assessment Report AR15944.

Betmanis, A.I. (1988). Geochemical Soil and Spectrometer Surveys on the Fluorite Grid and Ole 4 Claim, P.G. Niobium Property, Cariboo Mining Division, BC; unpublished company report, Teck Explorations Limited.

Bird, S., Giroux, G., and Meintjes, T. (2019).Wicheeda Rare Earth Element Project, British Columbia, Canada: NI 43-101 Technical Report; SEDAR, 102p.

Birkett, T.C. and Simandl, G.J. (1999). Carbonatite Associated Deposits: Magmatic, Replacement and Residual; in Selected British Columbia Mineral Deposit Profiles, Volume 3, Industrial Minerals, G.J. Simandl, Z.D. Hora and D.V. Lefebure, Editors, British Columbia Ministry of Energy and Mines.

Bruland, T. (2011). 2010 Diamond Drilling on Carbo Rare Earth Element Property; B.C. Min. Energy, Mines, Petr. Res. assessment report 32497, 250p.

Bruland, T (2012). 2011 Diamond Drilling on Carbo Rare Earth Element Property; B.C. Min. Energy, Mines, Petr. Res. assessment report _______ , 62p plus appendices

Canadian International Minerals Inc. (2011) Canadian International Minerals Inc. andCommerce Resources Corp. drill 37.4 metres of 1.43% TREO from Carbo Project; newsrelease dated February 17, 2011.

Cui, Y., Miller, D., Schiarizza, P., and Diakow, L.J. (2017). British Columbia digital geology. British Columbia Ministry of Energy, Mines and Petroleum Resources, British Columbia Geological Survey Open File 2017-8, 9p, Data version 2018-04-05.

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Dalsin, M. L. (2011). Report on Geochemical Sampling on the TREO Claim Block of the Carbo Property; B.C. Min. Energy, Mines, Petr. Res. assessment report 33231, 44p.

Dalsin, M.L. (2012). Wicheeda Carbonatite and Syenite Complex: Mineralogical Summary Report; Internal report for Canadian International Minerals Ltd., 18p.

Dalsin, M.L. (2013). The Mineralogy, Geochemistry and Geochronology of the Wicheeda Carbonatite Complex, British Columbia; thesis submitted in partial fulfillment of MSc degree; University Of British Columbia, 118 p, 4 appendices.

Dalsin, M.L., Groat, L.A. (2012). The Geology and Mineralogy of the Carbo Property,Wicheeda Carbonatite Complex, BC. Exploration Roundup 2012, poster presentation.

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28. DATE AND SIGNATURE PAGE

This report, entitled "NI 43-101 Technical Report on the Cap Property, British Columbia, Canada" and with an effective date of December 8, 2022, was prepared on behalf of Eagle Bay Resources Corp.. and is signed by the Author.

Signed and dated this 11th day of December 2022 at Calgary, AB, Canada

"Original document signed and stamped by Alex Knox, P.Geo."

"Alex Knox"

Alex Knox., M.Sc., P.Geol.

Principal

AWK Geological Consulting Ltd.

29. CERTIFICATE OF QUALIFIED PERSON

I, Alex Knox, do hereby certify that:

1. I am a Professional Geologist with a business address at 2233 4 Av. N.W. Calgary, AB, T2N 0N8.

2. I am the Arthor of the technical report entitled “NI 43-101 Technical Report on the Cap Property, British Columbia, Canada”, prepared on behalf of Eagle Bay Resources Corp. and with an effective date of December 8, 2022.

3. I graduated with an M.Sc. degree in Geology from the {University of Calgary} in 1980.

4. I am a Registered Professional Geologist {P.Geol.} with the Association of Professional Engineers and Geoscientists of Alberta (License No: 51311).

5. I have been employed as a Professional Geologist continuously for the past 43 years.

6. I am a Qualified Person for purposes of National Instrument NI 43-101.

7. Inspected the Eagle Bay Property on May 22, 2022 during a site visit.

8. I am responsible for the preparation and take responsibility for all sections of the report entitled "NI 43-101 Technical Report on the Cap Property, British Columbia, Canada”, prepared on behalf of Eagle Bay Resources Corp., dated December 8, 2022, and with an effective date of December 8, 2022.

9. I am independent of the issuer of this report.

10. I have read National Instrument 43-101 and the report entitled “NI 43-101 Technical Report on the Corvette Property, Quebec, Canada” has been prepared in compliance with this Instrument.

11. On the effective date of the report, December 8, 2022, to the best of my knowledge, information and belief, this technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 11th day of December 2022 at Calgary, AB Canada

"Original document signed and stamped by Alex Knox, P.Geo."\

"Alex Knox"

Alex Knox., M.Sc., P.Geol.

Principal

AWK Geological Consulting Ltd.